UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: AUGUST 31

Date of reporting period: FEBRUARY 29, 2004

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

INTERNATIONAL EQUITY FUNDS

Semiannual Report February 29, 2004

Long-term capital growth potential

through investments in equity markets

located around the world.



Goldman Sachs International Equity Funds

- GOLDMAN SACHS EUROPEAN EQUITY FUND

- GOLDMAN SACHS INTERNATIONAL EQUITY FUND

- GOLDMAN SACHS JAPANESE EQUITY FUND

- GOLDMAN SACHS INTERNATIONAL GROWTH OPPORTUNITIES FUND

- GOLDMAN SACHS EMERGING MARKETS EQUITY FUND

- GOLDMAN SACHS ASIA GROWTH FUND

What Differentiates Goldman Sachs' International Equity Investment Process?

The Goldman Sachs International Equity Teams combine global resources and local market expertise. We believe that collaboration among research analysts organized into global sector teams provides a competitive advantage when managing regional and multi-regional portfolios. Our goal is to deliver international diversification and strong, consistent investment results through a disciplined investment process that focuses on a combination of local research insight and global perspective, bottom-up stock selection and disciplined portfolio construction.

GOLDMAN SACHS' INTERNATIONAL EQUITY INVESTMENT PROCESS



1

GLOBAL RESEARCH TEAMS

▼

2

BOTTOM-UP STOCK SELECTION

▼

3

DISCIPLINED PORTFOLIO CONSTRUCTION

1 GLOBAL RESEARCH TEAMS

- Research teams based in London, Tokyo, Singapore, New York and Tampa with analysts organized into global sector teams
- Intensive dialogue between regional research analysts and portfolio managers creates a global perspective of industry trends and allows us to identify investment opportunities
- Global perspective informed by local market expertise

2 BOTTOM-UP STOCK SELECTION

Our research teams identify quality companies, extensively evaluate their businesses and seek the following criteria:

- Possess strong market positions and enduring business franchises
- Led by skilled managers who think and act like owners
- Ability to generate high or improving returns on capital
- Trade at a discount to our analysis of fair value

3 DISCIPLINED PORTFOLIO CONSTRUCTION

Portfolio construction is particularly important when constructing capitalization- and region-specific portfolios. Advantages of our stringent portfolio construction process include:

- Effective implementation of research views
- Appropriate distribution of risk across portfolios
- Consistency of overall return

RESULT

International equity portfolios that offer:

- Access to markets across the world
- Region- or capitalization-specific diversification opportunities
- Confidence that portfolio managers have hands-on knowledge of each company

European Equity Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs European Equity Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 24.09%, 23.82%, 23.87%, 24.47%, and 24.23%, respectively. These returns compare to the 27.93% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe Index ("MSCI Europe Index") (unhedged, with dividends reinvested).

Increasing signs of an economic recovery provided welcome support for the European equity markets during the reporting period. Although macroeconomic news was largely positive and labor market data started to improve, the persistent weakness of the U.S. dollar continued to be a key concern for the Eurozone economy. Retail business confidence remained weak and, while Eurozone exports have been recovering, there were fears that a further appreciation of the euro against the dollar could put pressure on the region's recovery. Corporate news was positive, as the third quarter 2003 earnings season was the strongest since the first quarter 2000. There were also increasing signs of merger and acquisitions activity, further improving investor confidence.

While the Fund generated strong absolute returns, it underperformed its benchmark. During the reporting period, the Fund's holdings in the Consumer Discretionary, Telecommunication Services, and Information Technology sectors detracted from performance. However, more positive relative results were generated in the Financial and Industrial sectors.

At the stock-specific level, an overweight in Industria de Diseno Textil SA (Inditex), owner of the Zara brand, was a leading detractor from performance. While the company's third quarter 2003 earnings were in line with expectations, it anticipated weaker sales in the last quarter of the year. An overweight position in Adecco, the world's largest provider of temporary workers, also detracted from relative performance. In January 2004, Adecco announced that it would delay publication of its 2003 earnings and its shares plummeted on fears that another accounting scandal had hit Europe. We subsequently sold out of the Fund's position. An underweight in Nokia, the Finnish dominant mobile player, detracted from performance following strong fourth quarter 2003 earnings, which were mainly driven by unexpected improvements in the average selling prices and operating margins in the company's handset business.

The Fund's overweight in Carnival Plc, the largest cruise company in the world, significantly contributed to performance. Its shares rose due to an acceleration in bookings and third quarter 2003 results that were in line with expectations. We continue to have a positive view on Carnival given its strong market position and attractive valuation. An overweight in European Aeronautic Defence & Space Co. (EADS), the European aviation company that owns Airbus, also enhanced results as investors remained positive about the outlook for the civil aerospace cycle. EADS confirmed that it delivered more aircraft in 2003 than expected and announced positive results for the second quarter of its financial year. An overweight in Aventis SA, a French-German health sciences company, boosted returns due to an acquisition bid from Sanofi, its smaller rival.

Portfolio Composition

We maintain our focus on individual security selection rather than taking large sector and country under- or overweights. In addition, we strive to own high quality businesses with enduring franchises and exceptional management that should perform well in a variety of markets. Having said that, during the period we were overweight the Consumer Discretionary, Industrial and Financial sectors, while underweight the Consumer Staples, Utilities and Energy sectors.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, the following are holdings in which we maintained an overweight position:

- **BAA PLC —** BAA, the world's largest airport operator, continues to be a high conviction position in the portfolio. BAA is led by a strong management team and has developed a leading commercial business across its airports. The company has comfortably exceeded anticipated returns since 1996 and, more recently, eased investor concerns by announcing that its Terminal 5 project at Heathrow is on schedule.

- **L'Oreal SA —** The Fund holds a significant overweight in L'Oreal, the world's leading cosmetics company. L'Oreal has consistently grown at twice the pace of the overall cosmetics industry, due to its focus on strong brands with global appeal. Additionally, we're impressed by the company's higher than average innovation rate and leading share in numerous products and segments.

- **Novartis AG —** Novartis, the world's fifth largest pharmaceutical company, also continues to be a core holding. We believe the company has an attractive medium-stage pipeline, excellent management, and a large, highly productive sales force. Moreover, we feel Novartis is currently trading at a discount to its global peer group, which makes its valuation attractive.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs European Equity Investment Team

London, March 18, 2004

European Equity Fund

as of February 29, 2004

Assets Under Management

$34.7 Million

Number of Holdings

42

NASDAQ SYMBOLS

Class A Shares

GSEAX

Class B Shares

GSUBX

Class C Shares

GSUCX

Institutional Shares

GSEIX

Service Shares

GEESX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	MSCI Europe Index (unhedged)[2]
Class A	24.09%	27.93%
Class B	23.82	27.93
Class C	23.87	27.93
Institutional	24.47	27.93
Service	24.23	27.93

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI Europe Index (unhedged, with dividends reinvested) is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	28.06%	29.74%	33.96%	36.31%	35.63%
Five Years	0.04	0.24	0.67	1.82	1.37
Since inception (10/1/98)	3.01	3.40	3.62	4.78	4.33

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[4]

Holding	% of Total Net Assets	Line of Business
Novartis AG	5.1%	Pharmaceuticals & Biotechnology
Royal Bank of Scotland Group PLC	5.0	Banks
Vodafone Group PLC	4.6	Telecommunication Services
L'Oreal SA	3.9	Household & Personal Products
BAA PLC	3.6	Transportation
GlaxoSmithKline PLC	3.6	Pharmaceuticals & Biotechnology
Credit Suisse Group	3.4	Diversified Financials
Credit Agricole SA	3.4	Banks
Shell Transport & Trading Co. PLC	3.3	Energy
PSA Peugeot Citroen	3.1	Automobiles & Components

[4] The top 10 holdings may not be representative of the Fund's future investments.

International Equity Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs International Equity Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 23.22%, 22.96%, 22.97%, 23.66%, and 23.27%, respectively. These returns compare to the 25.30% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East Index (EAFE) (unhedged, with dividends reinvested).

During the reporting period, the Fund generated strong absolute results but underperformed its benchmark. This was largely the result of stock selection. The largest detractors from relative performance included Adecco and Rohm Co. Ltd. Adecco is the world's largest provider of temporary workers. The company's announcement in early January 2004 that it would delay publication of its 2003 earnings was unanticipated by investors and its shares plummeted on fears of accounting irregularities. We exited our position immediately owing to the lack of visibility regarding the nature and extent of the accounting problems. However, news over the course of the month indicated that the problems were not as severe as we were led to believe. As a result, the company's stock rose and we did not participate in the gains. An overweight position in Rohm, a Japanese semiconductor company, hurt results as it announced that sales and operating profits for its full fiscal year had declined to a greater extent than anticipated by the market. Despite this setback, we continue to believe that the company's superior management and product offerings are attractive.

Portfolio Composition

Throughout the period, we continued to focus on high quality companies that have strong franchises and excellent management teams. We believe these types of organizations have the potential to perform well across the market cycle. Our stock selection has led to overweight positions in the Consumer Discretionary and Information Technology sectors and underweights in the Utilities, Materials, Energy, and Industrial sectors.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

- **Carnival PLC —** Shares in Carnival, the largest cruise company in the world, rose due to an acceleration in bookings and third quarter 2003 results that were in line with expectations. We continue to like Carnival given its strong market position and attractive valuation. As such, the Fund holds an overweight position.

■ **European Aeronautic Defence & Space Co. (EADS)** — An overweight in EADS, the owner of Airbus, was a top contributor to performance as the strength of the commercial aircraft cycle continued to surprise investors. Airbus has won substantial market share from rival Boeing and delivered more aircraft in 2003 than expected.

■ **Hyundai Motor Co. Ltd.** — An overweight in Korean automobile manufacturer Hyundai Motor contributed positively to relative performance over the period as its shares recovered from a period of price weakness. A successful investment program in recent years has led Hyundai to gain market share in the key U.S. market. Positive news over the fourth quarter 2003, including the announcement of aggressive long-term U.S. sales targets, led to the stock outperforming.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Goldman Sachs London Active Equity Team

London, March 18, 2004

International Equity Fund

as of February 29, 2004

Assets Under Management

$500.9 Million

Number of Holdings

64

NASDAQ SYMBOLS

Class A Shares

GSIFX

Class B Shares

GSEBX

Class C Shares

GSICX

Institutional Shares

GSIEX

Service Shares

GSISX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	MSCI EAFE Index (unhedged)[2]
Class A	23.22%	25.30%
Class B	22.96	25.30
Class C	22.97	25.30
Institutional	23.66	25.30
Service	23.27	25.30

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The MSCI EAFE Index (unhedged, with dividends reinvested) is a market capitalization-weighted composite of securities in 21 developed markets. The Index figures do not reflect any deduction for fees, expenses or taxes.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	26.49%	27.99%	32.19%	34.71%	34.12%
Five Years	-2.26	-2.04	-1.63	0.51	-0.99
Ten Years	3.75	N/A	N/A	N/A	4.46[4]
Since Inception	5.25	2.31	-0.21	4.46	5.89[4]
	(12/1/92)	(5/1/96)	(8/15/97)	(2/7/96)	(12/1/92)

[3] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

[4] *Performance data for Service Shares prior to 3/6/96 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the International Equity Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.*

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[5]

Holding	% of Total Net Assets	Line of Business
Vodafone Group PLC	4.8%	Telecommunications Services
ING Groep NV	3.2	Diversified Financials
Ricoh Co., Ltd.	3.2	Technology Hardware & Equipment
GlaxoSmithKline PLC	3.1	Pharmaceuticals & Biotechnology
Novartis AG	3.0	Pharmaceuticals & Biotechnology
WPP Group PLC	3.0	Media
Zurich Financial Services AG	3.0	Insurance
Nokia Oyj	2.9	Technology Hardware & Equipment
Shin-Etsu Chemical Co. Ltd.	2.8	Materials
Banca Intesa SpA	2.7	Banks

[5] *The top 10 holdings may not be representative of the Fund's future investments.*

Japanese Equity Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Japanese Equity Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 14.15%, 13.91%, 13.79%, 14.54%, and 14.59%, respectively. These returns compare to the 15.86% cumulative total return of the Fund's benchmark, the Tokyo Price Index (TOPIX) (unhedged, with dividends reinvested).

During the reporting period, the Japanese equity market was generally strong, although quite volatile. Improving sentiment for the Japanese economy and corporate earnings, coupled with reasonable valuation levels supported the market's ascent. However, investors took profits on several occasions, in particular when concerns over terrorist attacks arose and when the yen rallied against the U.S. dollar. Low priced, more speculative stocks with relatively high financial leverage, low return-on-earnings (ROE), and higher price-to-book ratios performed well. Conversely, higher quality blue chip stocks were relatively weak. The decrease in investor risk aversion was in part fueled by expectations for an economic recovery.

While the Fund generated strong absolute returns, it lagged its benchmark on a relative basis. We seek stocks from companies with strong or improving fundamentals that are reasonably valued. In addition, we emphasize firms with lower financial leverage, higher ROE, and higher price-to-book ratios. Given the speculative nature of the market's rally, our disciplined, higher quality portfolio caused the Fund to underperform versus its benchmark.

Overall, stock selection hurt the Fund's relative results during the period. Although we had positive stock selection in the Telecommunication, Banks, Machinery, and Precision Instrument industries, our holdings in Electrical Machinery and Services more than offset our strong performers. In Electrical Machinery, Rohm Co. Ltd. and Stanley Electric Co. Ltd. were the major detractors to performance. Although both firms are experiencing growth from their digital consumer electric-related products, investors focused on declining sales in their other product lines. In Services, not owning Yahoo Japan Corp. was detrimental to results. We did not hold the stock due to its high valuation. However, its stock price rose and it was added to the TOPIX, causing further demand from index funds.

Sector Allocation

As of February 29, 2004, the Fund held overweight positions in the Office & Home Electronics, Business Outsource Services, and Electric Parts sectors. Conversely, it was underweight Regional Banks, Department Stores/General Merchandise Stores, and Broadcast Media. It is important to note that the Fund's sector weightings are the result of bottom-up stock selection rather than sector-based decisions.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period there were a number of holdings that enhanced results, including the following:

■ **Konami** — Konami is one of Japan's major entertainment business developers and has a strong presence in the game software market. Its stock performed well, as sales for its PlayStation2 and Game Boy Advance games and its high-margin card products exceeded expectations.

■ **Sumitomo Mitsui Financial Group, Inc.** — Sumitomo Mitsui Financial Group is one of the four major banks in Japan and its balance sheet is relatively stronger than its peers. General sentiment toward the banking sector improved during the period and Sumitomo Mitsui Financial Group upwardly revised its profit projections, helping its stock to rise.

■ **Mitsui Sumitomo Insurance Co. Ltd.** — Mitsui Sumitomo Insurance is the second largest non-life insurance company in Japan. Its market position and the overall equity rally helped its stock to perform well during the reporting period.

We appreciate your continued support and look forward to reporting on the Fund's progress in the future.

Goldman Sachs Japanese Equity Team

Tokyo, March 18, 2004

Japanese Equity Fund

as of February 29, 2004

Assets Under Management

$48.0 Million

Number of Holdings

83

NASDAQ SYMBOLS

Class A Shares

GSJAX

Class B Shares

GSJBX

Class C Shares

GSJCX

Institutional Shares

GSJIX

Service Shares

GSJSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	TOPIX (USD) (unhedged)[2]
Class A	14.15%	15.86%
Class B	13.91	15.86
Class C	13.79	15.86
Institutional	14.54	15.86
Service	14.59	15.86

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The TOPIX (unhedged, with dividends reinvested) is an unmanaged composite of all stocks on the first section of the Tokyo Stock Exchange. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	19.07%	20.04%	24.11%	26.38%	26.32%
Five Years	-2.35	-2.15	-1.78	-0.67	-1.06
Since inception (5/1/98)	-0.32	0.01	0.18	1.27	0.84

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[4]

Holding	% of Total Net Assets	Line of Business
Toyota Motor Corp.	4.4%	Transportation Equipment
Takeda Chemical Industries Ltd.	3.3	Pharmaceuticals
Ricoh Co. Ltd.	3.3	Electric Appliances
NTT DoCoMo, Inc.	3.0	Information & Communication
Shin-Etsu Chemical Co. Ltd.	3.0	Chemicals
Nissan Motor Co. Ltd.	2.8	Transportation Equipment
The Nomura Securities Co. Ltd.	2.8	Securities
Asahi Glass Co. Ltd.	2.1	Glass & Ceramics Products
Ajinomoto Co., Inc.	2.1	Foods
Canon, Inc.	2.0	Electric Appliances

[4] The top 10 holdings may not be representative of the Fund's future investments.

International Growth Opportunities Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs International Growth Opportunities Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional, and Service Shares produced cumulative total returns, without sales charges, of 28.59%, 28.32%, 28.29%, 28.96%, and 28.65%, respectively. These returns compare to the 29.87% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Small Cap Index (unhedged, with dividends reinvested).

Increasing signs of a global economic recovery provided welcome support for international equity markets during the period. Although macroeconomic news was largely positive and labor market data started to improve, the persistent weakness of the U.S. dollar continued to be a key concern for the Eurozone economy. Elsewhere, Japan's equity markets were mixed during the period. Japanese exporters were held back by the strengthening of the yen and investors were unsettled by the uncertainty surrounding the Japanese parliamentary elections in November. However, toward the end of the period, there was continued evidence that the economy's deflationary period was gradually ending.

During the reporting period, the Fund generated very strong absolute returns while it slightly underperformed its benchmark. In particular, the Fund's holdings in the Consumer Discretionary, Telecommunication Service, and Information Technology sectors detracted from performance. On the other hand, its exposure to Financial, Industrial, and Energy sectors enhanced results.

The Fund's overweight in Heywood Williams Group PLC, a UK building materials company, was a leading detractor from performance. The company disappointed shareholders by announcing a reduction in its dividend and a change in senior management. We met with the new management team to learn more about its plans to rectify Heywood's position in this attractive niche market and, consequently, added to the Fund's position. An overall underweight in EMI detracted from performance after its shares outperformed due to hopes of an improvement in the global music market. Elsewhere, overweight positions in Sindo Ricoh and Fujimi Incorporated were negative for results.

The Fund's overweight in Anglo Irish Bank Corp. significantly contributed to performance. Anglo Irish Bank's shares continued to rise after it announced results in the fourth quarter of 2003 that exceeded expectations. We continue to believe Anglo Irish Bank has a rapidly expanding business, offers an efficient cost structure, and is a leading player in its niche market. An overweight in Esprit Holdings Ltd., a Hong Kong-based fashion manufacturer and distributor, also enhanced results.

Portfolio Composition

We maintain our focus on individual security selection rather than taking large sector and country under- or overweights. In addition, we strive to own high quality businesses with enduring franchises and exceptional management that should perform well in a variety of markets. Having said that, during the period we were overweight the Industrial, Consumer Discretionary and Information Technology sectors, while underweight the Financial, Materials and Healthcare sectors.

Portfolio Highlights

During the reporting period, there were a number of holdings that enhanced results, including the following:

- **Heijmans NV —** The Fund holds a significant overweight position in Heijmans, a Dutch construction company. Heijmans has a particularly strong focus on residential construction. In addition, it owns land and lots which are suitable for residential and commercial development. We believe these assets and the company's ability to generate consistent cash flows are undervalued by the market.

- **HIT Entertainment PLC —** The Fund has an overweight in HIT Entertainment, a UK based global leader in children's entertainment properties. The company has achieved strong results with its product portfolio through reinvestment of cash flow into the internal development of new properties and targeted acquisitions of poorly managed brands. This has enabled HIT to leverage its relationships with broadcasters, retailers, and toy companies.

- **Esprit Holdings Ltd. —** Esprit enhanced results as the Hong Kong-based fashion manufacturer and distributor benefited from its strong European and Asian franchises. Additionally, its U.S. business has achieved profitability in a short period of time.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs International Small Cap Equity Investment Team

London, March 18, 2004

International Growth Opportunities Fund

as of February 29, 2004

Assets Under Management

$92.6 Million

Number of Holdings

145

NASDAQ SYMBOLS

Class A Shares

GISAX

Class B Shares

GISBX

Class C Shares

GISCX

Institutional Shares

GISIX

Service Shares

GISSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	MSCI EAFE Small Cap Index (unhedged)[2]
Class A	28.59%	29.87%
Class B	28.32	29.87
Class C	28.29	29.87
Institutional	28.96	29.87
Service	28.65	29.87

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI EAFE Small Cap Index (unhedged, with dividends reinvested), inception date 1/15/98, includes approximately 1,000 securities from 21 developed markets with a capitalization range between $200 million and $1.5 billion and a general regional allocation of 55% Europe, 31% Japan and 14% Australasia. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	43.35%	45.78%	49.78%	52.53%	51.75%
Five Years	2.27	2.51	2.88	4.09	3.59
Since inception (5/1/98)	2.72	3.10	3.25	4.40	3.87

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[4]

Holding	% of Total Net Assets	Line of Business
HIT Entertainment PLC	2.0%	Media
Heijmans NV	1.9	Capital Goods
IAWS Group PLC	1.6	Commercial Services & Supplies
Esprit Holdings Ltd.	1.6	Retailing
NDS Group PLC ADR	1.3	Software & Services
Buhrmann NV	1.3	Commercial Services & Supplies
Aalberts Industries NV	1.3	Capital Goods
Cattles PLC	1.2	Diversified Financials
Fraport AG	1.2	Transportation
DDC PLC	1.2	Capital Goods

[4] The top 10 holdings may not be representative of the Fund's future investments.

Emerging Markets Equity Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Emerging Markets Equity Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 26.62%, 26.26%, 26.37%, 27.06%, and 26.70%, respectively. These returns compare to the 28.55% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Emerging Markets Free (EMF) Index (with dividends reinvested).

During the period, the Fund participated in the strong market rally, although it underperformed its benchmark. The leading detractor from performance at the stock-specific level was Yukos ADR. Investors were caught by surprise by the arrest of Mikhail Khodorkovsky, Russia's richest man and then CEO of Yukos. The Russian equity market declined on the fears that this arrest would lead to a derailing of Russia's progress towards private ownership and the beginning of a campaign to review the results of privatizations that took place in the early 1990s. We maintain the Fund's position in Yukos and other Russian oil shares as we believe those companies now represent exceptional value provided privatization is not derailed. Indeed, Yukos' stock rallied in January and February 2004.

Regional Allocation

On a regional basis, the Fund's holdings in Emerging Asia were the top performers over the reporting period, followed by Asia ex-Japan. However, an underweight position in China detracted from performance. We were, perhaps, too early with our decision to underweight the Chinese market and reduce our position in the Materials sector. Economic growth in China has been expanding at an unsustainable high rate, stimulated by access to inexpensive capital rather than, as commonly believed, an inflow of foreign investment. We believe that this period of strong investment growth has fueled a boom in the world's commodities market and will be succeeded by a period of slower expansion as the Chinese economy absorbs its new capacity. Given the high valuations of both the Chinese equity market and the commodities market, we believed that it was prudent to reduce or sell a number of the Fund's holdings that performed well in order to lock in profits.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

- **America Movil SA de CV ADR —** American Movil, Latin America's largest wireless operator, performed strongly due to better-than-expected third quarter 2003 results, providing further evidence of management's strong ability to execute the company's growth strategy.

■ **Telemig Cellular SA —** Telemig Cellular is a provider of cellular telecommunications services in the state of Minas Gerais in Brazil. It enhanced results during the period as it was a beneficiary of the strong growth in the Brazilian wireless market. In addition, it continues to be seen as an acquisition target for the larger telecom groups in Brazil.

■ **Hana Bank —** Hana Bank, Korea's third largest lender, boosted returns as its share price rallied due to rumors that Shinsei Bank would take a stake in the bank. In addition, Hana Bank reported that its full-year profit soared 60 percent in 2003 from a year earlier.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Emerging Markets Equity Investment Team

New York, London and Singapore

March 18, 2004

Emerging Markets Equity Fund

as of February 29, 2004

Assets Under Management

$102.4 Million

Number of Holdings

67

NASDAQ SYMBOLS

Class A Shares

GEMAX

Class B Shares

GEKBX

Class C Shares

GEMCX

Institutional Shares

GEMIX

Service Shares

GEMSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	MSCI EMF Index[2]
Class A	26.62%	28.55%
Class B	26.26	28.55
Class C	26.37	28.55
Institutional	27.06	28.55
Service	26.70	28.55

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The MSCI Emerging Markets Free Index (with dividends reinvested) is an unmanaged market capitalization-weighted composite of securities in over 30 emerging market countries. "Free" indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	42.02%	44.74%	48.71%	51.38%	50.60%
Five Years	7.63	8.00	8.27	9.55	9.21
Since Inception (12/15/97)	1.27	1.75	1.76	2.92	2.09

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 COMPANY HOLDINGS AS OF 2/29/04[4]

Holding	% of Total Net Assets	Line of Business
Samsung Electronics Co. Ltd.	6.8%	Technology Hardware & Equipment
YUKOS ADR	3.3	Energy
America Movil SA de CV ADR	2.5	Telecommunications Services
POSCO	2.4	Materials
China Mobile Ltd.	2.4	Telecommunications Services
Hyundai Motor Co. Ltd.	2.2	Automobiles & Components
Sberbank RF	2.2	Telecommunication Services
Impala Platinum Holdings Ltd.	2.1	Materials
Hana Bank	2.1	Banks
Companhia de Bebidas das Americas ADR	2.1	Food, Beverage & Tobacco

[4] The top 10 company holdings may not be representative of the Fund's future investments.

Asia Growth Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Asia Growth Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, and Institutional Shares generated cumulative total returns, without sales charges, of 24.57%, 24.17%, 24.16%, and 24.94%, respectively. These returns compare to the 24.49% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) All Country (AC) Asia Free ex-Japan Index (unhedged).

The Asian equity markets climbed steadily during the reporting period, building on the gains that were generated in 2003. The clouds of pessimism and uncertainty which had earlier plagued the markets cleared as economic data showed improving trends on several fronts. Asian economies which benefit from external demand were on an upward trend as global economic growth rebounded. At the same time, domestic consumption and investment demand was stimulated by low interest rates and, together, set the stage for a strong performance.

The Fund generated a very strong absolute return during the period, performing in line with its benchmark. An overweight position in Korea, particularly in select Bank stocks, contributed significantly to performance. Hong Kong was also a strong contributor as the Fund was rewarded with strong performance from its Consumer Discretionary holdings. Offsetting these gains was a negative contribution from China, where the portfolio was adversely affected by an underweight position in Energy stocks, as they rallied strongly.

Portfolio Composition

As of February 29, 2004, the Fund was overweight in Indonesia, India, Thailand, and China and underweight in Hong Kong, Korea, Taiwan, Philippines, Malaysia, and Singapore.

Portfolio Highlights

The following stocks in the Fund were noteworthy contributors to the Fund's performance during the period:

■ **Maruti Udyog Ltd.** — Maruti Udyog is a joint venture between Suzuki Motor of Japan and the Government of India. The company produces a variety of passenger cars with its flagship being the Maruti 800 which dominates the Indian car market. Maruti has a market share in excess of 60%, reflecting a long-established presence in India and dominance in the small car segment. The company is benefiting from low interest rates, strong consumer demand, and low penetration of motor car ownership in India.

- **Hana Bank —** Hana Bank, headquartered in Korea, is our preferred bank holding due to its attractive valuation and business platform. We remain positive on the stock due to its favorable earnings positioning, arising from a sharp drop in credit costs and an increase in revenue growth.

- **Esprit Holdings Ltd. —** Esprit Holdings is mainly engaged in designing, manufacturing, and distributing fashion products. It has a strong franchise in Europe and Asia and has recently acquired the brand in the U.S. We believe Esprit is reasonably valued, well managed, and enjoys good earnings visibility driven by strong same-store growth, well-planned expansions, and margin improvement from its economies of scale.

We thank you for your investment and we look forward to your continued confidence in the future.

Goldman Sachs Asia Equity Investment Team

Singapore, March 18, 2004

Asia Growth Fund

as of February 29, 2004

Assets Under Management

$68.7 Million

Number of Holdings

87

NASDAQ SYMBOLS

Class A Shares

GSAGX

Class B Shares

GSABX

Class C Shares

GSACX

Institutional Shares

GSAIX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	MSCI AC Asia Free (Ex-Japan) Index (unhedged)[2]
Class A	24.57%	24.49%
Class B	24.17	24.49
Class C	24.16	24.49
Institutional	24.94	24.49

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The unmanaged MSCI All Country Asia Free ex-Japan Index (unhedged, with dividends reinvested) is a market capitalization-weighted composite of securities in 11 Asian countries. "Free" indicates an index that excludes shares in otherwise free markets that are not purchasable by foreigners. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional
One Year	29.39%	31.17%	35.18%	38.32%
Five Years	4.46	4.84	5.11	6.49
Since Inception	-3.21 (7/8/94)	-6.51 (5/1/96)	-6.47 (8/15/97)	-4.69 (2/2/96)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 COMPANY HOLDINGS AS OF 2/29/04[4]

Holding	% of Total Net Assets	Line of Business
Samsung Electronics Co. Ltd.	9.0%	Electronic & Other Electric Equipment
Kookmin Bank	3.0	Depository Institutions
Hutchison Whampoa Ltd.	2.6	Holding & Other Investments
Hana Bank	2.5	Depository Institutions
China Mobile Ltd.	2.5	Communication
Hyundai Motor Co. Ltd.	2.3	Auto Repair, Services & Parking
Taiwan Semiconductor	2.2	Electronic & Other Electric Equipment
Cheung Kong (Holdings) Ltd.	2.0	Real Estate
United Overseas Bank Ltd.	2.0	Depository Institutions
Huaneng Power Intl., Inc. Class H	2.0	Electric, Gas and Sanitary Service

[4] The top 10 company holdings may not be representative of the Fund's future investments.

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 96.7%		
France – 20.9%		
10,659	Aventis SA (Pharmaceuticals & Biotechnology)	$ 816,658
45,056	Credit Agricole SA (Banks)	1,165,999
27,937	France Telecom SA* (Telecommunication Services)	771,103
16,619	L'Oreal SA (Household & Personal Products)	1,368,155
5,133	Lafarge SA (Materials)	441,846
6,250	Pinault-Printemps-Redoute SA (Retailing)	674,593
21,813	PSA Peugeot Citroen (Automobiles & Components)	1,086,729
5,117	Total SA (Energy)	940,630
		7,265,713
Germany – 5.4%		
15,513	Bayerische Motoren Werke (BMW) AG (Automobiles & Components)	663,551
10,711	Deutsche Boerse AG* (Diversified Financials)	617,332
3,604	SAP AG (Software & Services)	575,121
		1,856,004
Ireland – 6.4%		
60,054	Anglo Irish Bank Corp. PLC (Banks)	1,020,803
40,717	Bank of Ireland (Banks)	536,938
32,132	CRH PLC (Materials)	672,876
		2,230,617
Italy – 1.6%		
147,000	Banca Intesa SpA (Banks)	545,441
Netherlands – 11.5%		
31,691	ASML Holdings NV* (Semiconductors & Semiconductor Equipment)	579,144
16,844	European Aeronautic Defense & Space Co. (Capital Goods)	392,028
40,943	ING Groep NV (Diversified Financials)	1,001,702
6,670	Royal Dutch Petroleum Co. (Energy)	331,197
28,021	VNU NV (Media)	914,090
43,800	Wolters Kluwer NV (Media)	778,252
		3,996,413
Norway – 2.0%		
99,808	Telenor ASA (Telecommunication Services)	683,325
Spain – 2.5%		
8,774	Acerinox SA (Materials)	402,195
21,977	Industria de Diseno Textil SA (Inditex)* (Retailing)	481,231
		883,426

Shares	Description	Value
Common Stock – (continued)		
Sweden – 1.9%		
43,687	Securitas AB Series B (Commercial Services & Supplies)	$ 668,061
Switzerland – 11.2%		
32,029	Credit Suisse Group (Diversified Financials)	1,169,507
39,989	Novartis AG@ (Pharmaceuticals & Biotechnology)	1,767,115
5,871	Zurich Financial Services AG (Insurance)	960,137
		3,896,759
United Kingdom – 33.3%		
129,246	BAA PLC (Transportation)	1,260,249
46,651	British Sky Broadcasting Group PLC* (Media)	622,035
15,081	Carnival PLC (Hotels Restaurants & Leisure)	703,131
59,542	GlaxoSmithKline PLC (Pharmaceuticals & Biotechnology)	1,234,608
121,757	Kingfisher PLC (Retailing)	675,134
94,518	Prudential PLC (Insurance)	868,575
17,179	Reckitt Benckiser PLC (Household & Personal Products)	449,740
54,729	Royal Bank of Scotland Group PLC (Banks)	1,733,717
165,239	Shell Transport & Trading Co. PLC (Energy)	1,136,127
648,042	Vodafone Group PLC (Telecommunication Services)	1,610,997
44,861	Wolseley PLC (Capital Goods)	677,507
54,006	WPP Group PLC (Media)	600,874
		11,572,694
TOTAL COMMON STOCKS (Cost $26,341,427)		$33,598,453

Principal Amount€	Interest Rate	Maturity Date	Value
Short-Term Obligations – 5.3%			
State Street Bank & Trust Euro-Time Deposit			
EUR 740,270	1.90%	03/01/2004	$ 921,007
EUR 740,387	1.90	03/02/2004	921,152
TOTAL SHORT-TERM OBLIGATIONS (Cost $1,842,233)			$ 1,842,159
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $28,183,660)			$35,440,612

Shares	Description	Value
Securities Lending Collateral – 5.2%		
1,783,631	Boston Global Investment Trust – Enhanced Portfolio	$ 1,783,631
TOTAL SECURITIES LENDING COLLATERAL (Cost $1,783,631)		$ 1,783,631
TOTAL INVESTMENTS (Cost $29,967,291)		$37,224,243

*   Non-income producing security.

@   All or portion of security is on loan.

€   The principal amount of the security is stated in the currency in which the bond is denominated. See below:
EUR – Euro

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Statement of Investments (continued)

February 29, 2004 (Unaudited)

	As a % of Net Assets
Common Stock Industry Classifications††	
Automobiles & Components	5.0%
Banks	14.4
Capital Goods	3.1
Commercial Services & Supplies	1.9
Diversified Financials	8.0
Energy	6.9
Hotels Restaurants & Leisure	2.0
Household & Personal Products	5.2
Insurance	5.3
Materials	4.4
Media	8.4
Pharmaceuticals & Biotechnology	11.0
Retailing	5.3
Semiconductors & Semiconductor Equipment	1.7
Software & Services	1.7
Telecommunication Services	8.8
Transportation	3.6
TOTAL COMMON STOCK	**96.7%**

†† Industry concentrations greater than one tenth of one percent are disclosed.

Statement of Investments

February 29, 2004

Shares	Description	Value
Common Stocks – 96.2%		
Finland – 2.9%		
675,852	Nokia Oyj (Technology Hardware & Equipment)	$ 14,748,133
France – 11.7%		
368,494	Credit Agricole SA (Banks)	9,536,216
285,617	France Telecom SA* (Telecommunication Services)	7,883,455
107,929	L'Oreal SA (Household & Personal Products)	8,885,228
51,057	Lafarge SA (Materials)	4,394,964
134,424	LVMH Moet Hennessy Louis Vuitton SA@ (Consumer Durables & Apparel)	10,308,807
115,810	PSA Peugeot Citroen (Automobiles & Components)	5,769,684
63,336	Total SA (Energy)	11,642,705
		58,421,059
Germany – 4.1%		
103,242	Bayerische Motoren Werke (BMW) AG@ (Automobiles & Components)	4,416,058
105,191	Deutsche Boerse AG* (Diversified Financials)	6,062,717
63,076	SAP AG (Software & Services)	10,065,574
		20,544,349
Hong Kong – 3.1%		
386,000	Cheung Kong (Holdings) Ltd. (Real Estate)	3,683,934
1,928,000	Esprit Holdings Ltd. (Retailing)	7,517,170
664,000	Wing Hang Bank Ltd. (Banks)	4,284,750
		15,485,854
Ireland – 1.3%		
429,701	Allied Irish Banks PLC (Banks)	6,545,023
4,377	Anglo Irish Bank Corp. PLC (Banks)	74,714
		6,619,737
Italy – 2.7%		
3,620,000	Banca Intesa SpA@ (Banks)	13,431,952
Japan – 20.9%		
265	Canon, Inc. (Technology Hardware & Equipment)	12,996
251,500	Credit Saison Co. Ltd. (Diversified Financials)	6,711,754
188,000	Fuji Photo Film Co. Ltd. (Consumer Durables & Apparel)	5,820,694
184,800	Honda Motor Co. Ltd. (Automobiles & Components)	8,051,717
52	Hoya Corp. (Technology Hardware & Equipment)	4,887
1,122	KDDI Corp. (Telecommunication Services)	5,836,590
477,000	Konica Minolta Holdings, Inc. (Technology Hardware & Equipment)	5,489,872

Shares	Description	Value
Common Stocks – (continued)		
Japan – (continued)		
407,000	Mitsui Fudosan Co. Ltd. (Real Estate)	$ 4,348,558
790	Mitsui Sumitomo Insurance Co. (Insurance)	6,972
467,000	Nomura Holdings, Inc. (Diversified Financials)	7,426,015
87,400	ORIX Corp. (Diversified Financials)	8,078,361
784,000	Ricoh Co. Ltd. (Technology Hardware & Equipment)	15,886,715
64,500	Rohm Co. Ltd. (Semiconductors & Semiconductor Equipment)	7,317,870
170,600	Seiko Epson Corp. (Technology Hardware & Equipment)	5,997,199
362,400	Shin-Etsu Chemical Co. Ltd. (Materials)	14,158,014
11	SMC Corp. (Capital Goods)	1,290
87,670	USS Co. Ltd.@ (Retailing)	6,448,284
222,000	Yamato Transport Co. Ltd. (Transportation)	3,188,333
		104,786,121
Netherlands – 7.5%		
229,994	ASML Holding NV* (Semiconductors & Semiconductor Equipment)	4,203,078
318,788	European Aeronautic Defense & Space Co.@ (Capital Goods)	7,419,490
664,314	ING Groep NV (Diversified Financials)	16,252,954
303,224	VNU NV (Media)	9,891,651
		37,767,173
Norway – 1.2%		
853,732	Telenor ASA (Telecommunication Services)	5,844,992
Russia – 2.4%		
14,000	Mobile Telesystems ADR (Telecommunication Services)	1,481,112
205,325	YUKOS ADR@ (Energy)	10,409,977
		11,891,089
Singapore – 1.1%		
665,500	United Overseas Bank Ltd. (Banks)	5,504,184
South Korea – 3.9%		
180,353	Hana Bank GDR† (Banks)	3,910,720
457,626	Hyundai Motor Co. Ltd. GDR†@ (Automobiles & Components)	11,211,837
18,100	Samsung Electronic GDR†@ (Semiconductors & Semiconductor Equipment)	4,216,109
		19,338,666

Statement of Investments (continued)

February 29, 2004

Shares	Description	Value
	Common Stocks – (continued)	
	Spain – 1.9%	
530,329	Banco Bilbao Vizcaya Argentaria SA (Banks)	$ 7,309,045
107,067	Industria de Diseno Textil SA (Inditex)* (Retailing)	2,344,449
		9,653,494
	Sweden – 2.7%	
989,120	Skandia Forsakrings AB (Insurance)	4,379,258
3,170,735	Telefonaktiebolaget LM Ericsson Series B* (Technology Hardware & Equipment)	9,180,560
		13,559,818
	Switzerland – 10.0%	
244,202	Credit Suisse Group (Diversified Financials)	8,916,793
42,334	Nestle SA (Food Beverage & Tobacco)	11,201,376
345,193	Novartis AG@ (Pharmaceuticals & Biotechnology)	15,254,088
90,993	Zurich Financial Services AG (Insurance)	14,880,893
		50,253,150
	Taiwan – 1.1%	
546,500	Hon Hai Precision Industry Co. Ltd. GDR@ (Technology Hardware & Equipment)	5,328,375
	Thailand – 0.8%	
14,624,700	Krung Thai Bank Public Co. Ltd. (Banks)	4,168,384
	United Kingdom – 16.9%	
535,957	British Sky Broadcasting Group PLC* (Media)	7,146,337
224,259	Carnival PLC (Hotels Restaurants & Leisure)	10,455,768
372,086	Exel PLC (Transportation)	5,329,818
756,573	GlaxoSmithKline PLC (Pharmaceuticals & Biotechnology)	15,687,596
708,067	Prudential PLC (Insurance)	6,506,799
9,707,500	Vodafone Group PLC (Telecommunication Services)	24,132,308
1,362,835	WPP Group PLC (Media)	15,162,984
		84,421,610
	TOTAL COMMON STOCKS (Cost $394,000,101)	$481,768,140

Principal Amount	Interest Rate	Maturity Date	Value
	Short-Term Obligation – 0.8%		
State Street Bank & Trust Euro – Time Deposit			
$4,165,000	0.94%	03/01/2004	$ 4,165,000
TOTAL SHORT-TERM OBLIGATION (Cost $4,165,000)			$ 4,165,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $398,165,101)			$485,933,140

Shares	Description	Value
	Securities Lending Collateral – 12.7%	
63,606,880	Boston Global Investment Trust – Enhanced Portfolio	$ 63,606,880
	TOTAL SECURITIES LENDING COLLATERAL (Cost $63,606,880)	$ 63,606,880
	TOTAL INVESTMENTS (Cost $461,771,981)	$549,540,020

*   Non-income producing security.

@   All or portion of security is on loan.

†   Security is exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amounts to $19,338,666 which represents 3.9% of net assets as of February 29, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
ADR—American Depositary Receipt
GDR—Global Depositary Receipt

	As a % of Net Assets
Common Stock Industry Classifications††	
Automobiles & Components	5.9%
Banks	10.9
Capital Goods	1.5
Consumer Durables & Apparel	3.2
Diversified Financials	10.7
Energy	4.4
Food Beverage & Tobacco	2.2
Hotels Restaurants & Leisure	2.1
Household & Personal Products	1.8
Insurance	5.2
Materials	3.7
Media	6.4
Pharmaceuticals & Biotechnology	6.2
Real Estate	1.6
Retailing	3.3
Semiconductors & Semiconductor Equipment	3.1
Software & Services	2.0
Technology Hardware & Equipment	11.3
Telecommunication Services	9.0
Transportation	1.7
TOTAL COMMON STOCK	96.2%

†† Industry concentrations greater than one tenth of one percent are disclosed.

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 95.9%		
90,000	Ajinomoto Co., Inc. (Foods)	$ 983,583
20,000	ALPS ELECTRIC Co. Ltd. (Electric Appliances)	262,153
6,000	ANRITSU Corp.@ (Electric Appliances)	48,564
6,200	Arisawa Mfg. Co. Ltd. (Chemicals)	213,061
2,700	ARRK Corp. (Other Products)	186,975
33,000	ASAHI DENKA KOGYO K. K.@ (Chemicals)	249,895
107,000	Asahi Glass Co. Ltd. (Glass & Ceramics Products)	985,840
26,400	Bandai Co. Ltd. (Other Products)	603,169
41,000	CALSONIC KANSEI Corp.@ (Transportation Equipment)	302,149
20,000	Canon, Inc. (Electric Appliances)	980,854
4,300	CAWACHI Ltd. (Retail Trade)	314,524
3,100	DAIICHIKOSHO Co. Ltd. (Wholesale Trade)	164,671
40,000	Daikin Industries Ltd. (Machinery)	881,005
30,500	DENSO Corp. (Transportation Equipment)	640,674
61	Dentsu, Inc. (Services)	310,722
121,000	Dowa Mining Co. Ltd. (Nonferrous Metals)	679,215
191	East Japan Railway Co. (Land Transportation)	894,647
7,600	Eneserve Corp. (Electric Appliances)	316,565
10,300	Fast Retailing Co. Ltd. (Retail Trade)	705,793
3,950	Fuji Seal, Inc. (Other Products)	166,339
4,000	Funai Electric Co. Ltd. (Electric Appliances)	562,371
2,400	HIROSE ELECTRIC Co. Ltd. (Electric Appliances)	265,366
9,300	Hoya Corp. (Precision Instruments)	873,964
117,000	Itochu Corp. (Wholesale Trade)	400,954
32,500	JFE Holdings, Inc. (Iron & Steel)	823,555
38,000	Kao Corp. (Chemicals)	804,175
147	KDDI Corp. (Information & Communication)	764,687
21,900	KOKUYO Co. Ltd. (Other Products)	251,585
14,100	Komeri Co. Ltd. (Retail Trade)	336,278
11,400	KOSE Corp. (Chemicals)	382,663
132,000	KUBOTA Corp. (Machinery)	599,418
800	Matsushita Electric Works Ltd. (Electric Appliances)	7,155
8,400	Meitec Corp. (Services)	297,992
10,800	MISUMI Corp. (Wholesale Trade)	494,801
73,000	Mitsubishi Electric Corp. (Electric Appliances)	351,401
108	Mitsubishi Tokyo Financial Group, Inc. (Banks)	835,845
77,000	Mitsui Fudosan Co. Ltd. (Real Estate)	822,700

Shares	Description	Value
Common Stocks – (continued)		
131,000	Mitsui O.S.K. Lines Ltd. (Marine Transportation)	$ 629,356
94,000	Mitsui Sumitomo Insurance Co. Ltd. (Insurance)	829,521
15,100	NAMCO Ltd. (Services)	373,287
26,000	NEC Corp. (Electric Appliances)	190,923
33	Net One Systems Co. Ltd. (Wholesale Trade)	234,331
1,500	NICHII GAKKAN Co. (Services)	70,994
8,000	Nippon Electric Glass Co. Ltd. (Glass & Ceramics Products)	161,920
6,700	Nippon Kanzai Co. Ltd. (Services)	110,782
95	Nippon Telephone & Telegraph Corp. (Information & Communication)	441,030
28,000	Nissan Chemical Industries Ltd. (Chemicals)	228,515
122,800	Nissan Motor Co. Ltd. (Transportation Equipment)	1,358,971
19,700	NITTO DENKO Corp. (Chemicals)	974,511
2,100	Noritsu Koki Co. Ltd. (Precision Instruments)	73,018
701	NTT DoCoMo, Inc. (Information & Communication)	1,462,034
4,600	OBIC Co. Ltd. (Information & Communication)	963,054
52,000	OJI PAPER Co. Ltd. (Pulp and Paper)	307,312
7,700	ORIX Corp. (Other Financing Business)	711,709
7,900	Park24 Co. Ltd. (Real Estate)	196,397
7,400	Plenus Co. Ltd. (Retail Trade)	166,687
77,000	Ricoh Co. Ltd. (Electric Appliances)	1,560,302
5,700	Rohm Co. Ltd. (Electric Appliances)	646,696
39,000	SANYO SHOKAI Ltd. (Textiles & Apparels)	221,001
9,700	Sato Corp.@ (Machinery)	226,926
300	Secom Co. Ltd. (Services)	11,625
15,200	Seiko Epson Corp. (Electric Appliances)	534,334
48,000	Sharp Corp. (Electric Appliances)	796,806
76,000	Shimadzu Corp.@ (Precision Instruments)	340,916
36,800	Shin-Etsu Chemical Co. Ltd. (Chemicals)	1,437,679
6,500	SMC Corp. (Machinery)	762,215
45,000	Stanley Electric Co. Ltd. (Electric Appliances)	765,535
9,400	Sumisho Lease Co. Ltd. (Other Financing Business)	282,124
168	Sumitomo Mitsui Financial Group, Inc. (Banks)	936,916
4,400	Taiyo Ink Manufacturing Co. Ltd.@ (Chemicals)	148,168

Shares	Description	Value
Common Stocks – (continued)		
38,800	Takeda Chemical Industries Ltd. (Pharmaceutical)	$ 1,603,403
83,000	The Nomura Securities Co. Ltd. (Securities)	1,319,827
231,000	Tokyo Gas Co. Ltd. (Electric Power & Gas)	858,571
126,000	TOKYU LAND Corp. (Real Estate)	341,803
35,000	Tostem Inax Holding Corp. (Metal Products)	620,708
60,500	Toyota Motor Corp. (Transportation Equipment)	2,090,854
23,000	TSUMURA & Co.*@ (Pharmaceutical)	251,613
105	UFJ Holdings, Inc.* (Banks)	473,072
9,900	USS Co. Ltd. (Services)	728,163
11,700	Yamanouchi Pharmaceutical Co. Ltd. (Pharmaceutical)	392,017
30,000	YASKAWA Electric Corp.* (Electric Appliances)	214,133
18,000	YOKOGAWA ELECTRIC Corp. (Electric Appliances)	244,440
TOTAL COMMON STOCKS (Cost $39,436,011)		$46,059,507

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 1.0%			
State Street Bank & Trust Euro – Time Deposit			
$ 469,000	0.94%	03/01/2004	$ 469,000
TOTAL SHORT-TERM OBLIGATION (Cost $469,000)			$ 469,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $39,905,011)			$46,528,507

Shares	Description	Value
Securities Lending Collateral – 2.1%		
1,042,950	Boston Global Investment Trust – Enhanced Portfolio	$ 1,042,950
TOTAL SECURITIES LENDING COLLATERAL (Cost $1,042,950)		$ 1,042,950
TOTAL INVESTMENTS (Cost $40,947,961)		$47,571,457

* Non-income producing security.

@ All or portion of security is on loan.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

	As a % of Net Assets
Common Stock Industry Classifications††	
Banks	4.7%
Chemicals	9.2
Electric Appliances	16.1
Electric Power & Gas	1.8
Foods	2.0
Glass & Ceramics Products	2.4
Information & Communication	7.6
Insurance	1.7
Iron & Steel	1.7
Land Transportation	1.9
Machinery	5.1
Marine Transportation	1.3
Metal Products	1.3
Nonferrous Metals	1.4
Other Financing Business	2.1
Other Products	2.5
Pharmaceutical	4.7
Precision Instruments	2.7
Pulp and Paper	0.6
Real Estate	2.8
Retail Trade	3.2
Securities	2.8
Services	4.0
Textiles & Apparels	0.5
Transportation Equipment	9.1
Wholesale Trade	2.7
TOTAL COMMON STOCK	95.9%

†† Industry concentrations greater than one tenth of one percent are disclosed.

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 93.5%		
Australia – 2.0%		
397,571	Promina Group Ltd. (Insurance)	$ 1,089,788
78,132	Westfield Holdings Ltd. (Real Estate)	780,054
		1,869,842
Denmark – 1.9%		
9,530	Bryggerigruppen A/S (Food Beverage & Tobacco)	616,260
14,544	Carlsberg A/S Class B@ (Food Beverage & Tobacco)	713,917
14,844	Group 4 Falck A/S (Commercial Services & Supplies)	417,235
		1,747,412
Finland – 2.8%		
19,539	Elcoteq Network Corp. (Technology Hardware & Equipment)	421,355
74,737	M-real Oyj (Materials)	711,327
16,994	TietoEnator Oyj (Software & Services)	548,241
62,881	Vacon Oyj (Capital Goods)	916,067
		2,596,990
France – 1.1%		
77,344	Genesys*@ (Technology Hardware & Equipment)	425,192
13,215	Valeo SA (Automobiles & Components)	609,217
		1,034,409
Germany – 5.2%		
9,021	ElringKlinger AG (Automobiles & Components)	1,015,724
36,941	Fraport AG* (Transportation)	1,113,666
9,786	Hochtief AG (Capital Goods)	302,996
35,558	IDS Scheer AG (Software & Services)	851,274
4,603	Puma AG Rudolf Dassler Sport (Consumer Durables & Apparel)	945,259
23,821	Techem AG* (Commercial Services & Supplies)	609,040
		4,837,959
Greece – 2.6%		
76,705	Bank of Piraeus (Banks)	927,429
40,090	Cosmote Mobile Communications SA (Telecommunication Services)	655,495
44,820	Greek Organization of Football Prognostics (Hotels Restaurants & Leisure)	822,282
		2,405,206

Shares	Description	Value
Common Stocks – (continued)		
Hong Kong – 2.8%		
376,000	Esprit Holdings Ltd. (Retailing)	$ 1,466,004
334,000	Techtronic Industries Co. Ltd. (Technology Hardware & Equipment)	1,103,424
		2,569,428
Indonesia – 1.0%		
2,721,000	PT Bank Rakyat* (Banks)	500,102
3,153,500	PT Limas Stokhomindo Tbk* (Software & Services)	431,810
		931,912
Ireland – 4.8%		
63,796	Anglo Irish Bank Corp. PLC (Banks)	1,084,409
73,602	DCC PLC (Capital Goods)	1,107,007
121,658	IAWS Group PLC (Commercial Services & Supplies)	1,490,903
143,654	Kingspan Group PLC (Capital Goods)	772,101
		4,454,420
Italy – 3.0%		
166,500	Gruppo Coin SpA* (Retailing)	503,377
41,901	I.M.A. Industria Macchine Automatiche SpA (Capital Goods)	539,036
50,000	Marzotto SpA (Consumer Durables & Apparel)	617,098
308,000	Risanamento SpA (Real Estate)	543,444
249,000	Sirti SpA* (Technology Hardware & Equipment)	542,138
		2,745,093
Japan – 23.4%		
19,700	AEON Mall Co. Ltd. (Real Estate)	711,289
10,600	Arisawa Mfg. Co. Ltd. (Technology Hardware & Equipment)	364,265
4,500	ARNEST ONE Corp. (Real Estate)	195,679
9,200	ARRK Corp.@ (Commercial Services & Supplies)	637,100
36,100	As One Corp.@ (Health Care Equipment & Services)	655,494
41,000	ASAHI DENKA KOGYO K. K.@ (Materials)	310,475
7,200	ASKUL Corp. (Retailing)	363,826
7,000	CAWACHI Ltd. (Food & Staples Retailing)	512,015
800	Central Leasing Co. Ltd. (Commercial Services & Supplies)	19,444
69,000	CHIYODA Corp.*@ (Capital Goods)	436,904
5,000	Citizen Electronic (Technology Hardware & Equipment)	402,241
32,000	CKD Corp. (Capital Goods)	192,302
83	Cybernet Systems Co. Ltd.@ (Software & Services)	207,079

Shares	Description	Value
Common Stocks – (continued)		
Japan – (continued)		
15,200	DAIICHIKOSHO Co. Ltd. (Media)	$ 807,418
11,200	Daiseki Co. Ltd. (Commercial Services & Supplies)	158,053
15,300	Eneserve Corp. (Capital Goods)	637,296
18,900	Enplas Corp. (Technology Hardware & Equipment)	589,347
1,300	F.C.C. Co. Ltd.@ (Automobiles & Components)	44,986
10,300	Fuji Seal (Materials)	433,744
22,600	Fujimi, Inc. (Materials)	548,926
378,000	FURUKAWA Co. Ltd.* (Capital Goods)	401,566
46,000	JUKI Corp.* (Consumer Durables & Apparel)	137,696
44,100	Kato Sangyo Co. Ltd. (Retailing)	480,423
12,200	KOHA Co. Ltd.@ (Technology Hardware & Equipment)	400,886
14,400	Komeri Co. Ltd. (Retailing)	343,433
16,000	KOSE Corp. (Household & Personal Products)	537,071
12,100	Kuroda Electric Co. Ltd. (Capital Goods)	423,832
10,600	Meitec Corp. (Commercial Services & Supplies)	376,037
13,000	MISUMI Corp. (Energy)	595,594
17,900	MODEC, Inc. (Energy)	303,154
6,650	MOSHI MOSHI HOTLINE, Inc. (Commercial Services & Supplies)	461,843
10,700	MUSASHI SEIMITSU INDUSTRY Co. Ltd. (Automobiles & Components)	309,534
28,400	Nippon Kanzai Co. Ltd.@ (Commercial Services & Supplies)	469,584
4,200	Nippon Restaurant System, Inc. (Hotels Restaurants & Leisure)	147,260
10,800	NISHIMATSUYA CHAIN Co. Ltd. (Retailing)	280,789
30,000	NISSHA Printing Co. Ltd. (Commercial Services & Supplies)	404,261
8,900	Noritsu Koki Co. Ltd.@ (Consumer Durables & Apparel)	309,458
7,300	OZEKI Co. Ltd. (Food & Staples Retailing)	269,987
16,400	Park24 Co. Ltd. (Commercial Services & Supplies)	407,711
54	Pasona, Inc.*@ (Commercial Services & Supplies)	346,043
14,900	Plenus Co. Ltd. (Hotels Restaurants & Leisure)	335,627
15,700	Relocation Services Corp. (Real Estate)	430,902
13,100	Ryohin Keikaku Co. Ltd. (Retailing)	449,501

Shares	Description	Value
Common Stocks – (continued)		
Japan – (continued)		
70,000	SANYO SHOKAI Ltd. (Consumer Durables & Apparel)	$ 396,668
21,700	Sato Corp.@ (Commercial Services & Supplies)	507,660
12,100	Sawai Pharmaceutical Co. Ltd. (Pharmaceuticals & Biotechnology)	437,543
400	SHIN NIPPON BIOMEDICAL LABORATORIES Ltd.* (Health Care Equipment & Services)	10,985
900	Star Micronics Co. Ltd. (Technology Hardware & Equipment)	5,956
28,000	Taikisha Ltd. (Capital Goods)	329,253
14,800	Taiyo Ink Manufacturing Co. Ltd. (Materials)	498,382
900	TAKAMATSU Corp. (Consumer Durables & Apparel)	19,854
2,625	TAKEUCHI MFG. Co. Ltd. (Capital Goods)	104,534
98,000	Takiron Co. Ltd. (Materials)	394,745
6,800	TOHOKUSHINSHA Film Corp. (Media)	166,911
2,500	TOKYU LIVABLE, Inc. (Real Estate)	42,455
26,200	Trusco Nakayama (Capital Goods)	326,142
42,000	TSUMURA & Co.*@ (Pharmaceuticals & Biotechnology)	459,468
9,190	USS Co. Ltd. (Retailing)	675,941
40	Works Applications Co. Ltd.*@ (Software & Services)	173,241
9,300	Yusen Air & Sea Service Co. Ltd. (Transportation)	256,264
		21,656,077
Korea – 3.1%		
46,770	Amotech Co. Ltd. (Technology Hardware & Equipment)	888,967
86,190	Baiksan OPC Co. Ltd. (Commercial Services & Supplies)	1,042,179
41,990	Interflex Co. Ltd. (Software & Services)	933,050
		2,864,196
Luxembourg – 1.1%		
31,889	SBS Broadcasting SA* (Media)	1,053,931
Netherlands – 8.0%		
38,846	Aalberts Industries NV (Capital Goods)	1,185,262
27,671	ASM International NV*@ (Semiconductors & Semiconductor Equipment)	659,691
113,472	Buhrmann NV* (Commercial Services & Supplies)	1,190,115
66,944	Heijmans NV@ (Capital Goods)	1,713,218

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Netherlands – (continued)		
14,002	Hunter Douglas NV (Consumer Durables & Apparel)	$ 646,478
61,134	Koninklijke Wessanen NV (Food Beverage & Tobacco)	829,246
79,260	New Skies Satellites NV (Telecommunication Services)	541,694
37,977	Vedior NV (Commercial Services & Supplies)	597,431
		7,363,135
Norway – 0.9%		
41,609	TGS Nopec Geophysical Co. ASA*@ (Energy)	796,007
Singapore – 1.5%		
770,000	Jurong Technologies Industrial Corp. Ltd. (Technology Hardware & Equipment)	656,089
629,000	Keppel Land Ltd. (Real Estate)	709,670
		1,365,759
Spain – 2.8%		
18,354	ACS, Actividades de Construccion y Servicios SA (Capital Goods)	929,502
23,364	Gamesa Corporacion Tecnologica SA (Capital Goods)	997,043
56,062	NH Hoteles SA* (Hotels Restaurants & Leisure)	657,040
		2,583,585
Sweden – 2.3%		
101,136	Eniro AB (Media)	895,900
91,825	Observer AB (Commercial Services & Supplies)	446,598
187,160	Skandia Forsakrings AB (Insurance)	828,638
		2,171,136
Switzerland – 2.1%		
12,438	Baloise Holding Ltd.* (Insurance)	596,749
1,181	Lindt & Spruengli AG (Food Beverage & Tobacco)	1,067,618
2,229	Nobel Biocare Holding AG (Health Care Equipment & Services)	282,891
		1,947,258
United Kingdom – 21.1%		
257,743	Bodycote International PLC (Capital Goods)	691,512
172,040	Cattles PLC (Diversified Financials)	1,122,013
346,653	Communisis PLC (Media)	677,162
1,170,838	Corus Group PLC* (Materials)	979,491

Shares	Description	Value
Common Stocks – (continued)		
United Kingdom – (continued)		
116,698	First Calgary Petroleums Ltd.* (Energy)	$ 666,029
451,201	Heywood Williams Group PLC (Materials)	729,761
297,309	HIT Entertainment PLC (Media)	1,808,366
37,531	Holidaybreak PLC (Hotels Restaurants & Leisure)	420,936
288,750	Homestyle Group PLC (Retailing)	652,213
126,136	Luminar PLC (Hotels Restaurants & Leisure)	1,075,897
126,158	Misys PLC (Software & Services)	532,745
226,756	Mowlem PLC (Capital Goods)	916,873
41,700	NDS Group PLC ADR*@ (Software & Services)	1,222,227
75,661	Redrow PLC (Consumer Durables & Apparel)	525,294
142,310	Ricardo PLC (Commercial Services & Supplies)	571,453
1,964,062	Sibir Energy PLC* (Energy)	976,720
68,857	Stanley Leisure (Hotels Restaurants & Leisure)	616,362
54,367	Taylor & Francis Group PLC (Media)	541,353
197,269	Taylor Nelson Sofres PLC (Media)	828,011
21,470	The Berkeley Group PLC (Consumer Durables & Apparel)	361,847
230,156	Unite Group PLC (Real Estate)	875,930
463,053	Wellington Underwriting PLC (Insurance)	816,154
196,409	Wincanton PLC (Transportation)	848,937
81,059	Wolfson Microelectronics PLC* (Technology Hardware & Equipment)	478,826
348,077	Xansa PLC (Software & Services)	615,317
		19,551,429
TOTAL COMMON STOCKS (Cost $65,812,547)		$86,545,184
Preferred Stocks – 2.0%		
Germany – 2.0%		
10,670	Draegerwerk AG (Health Care Equipment & Services)	$ 731,227
27,821	Rheinmetall AG (Capital Goods)	1,055,019
		1,786,246
TOTAL PREFERRED STOCKS (Cost $1,688,022)		$ 1,786,246

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 3.5%			
State Street Bank & Trust Euro – Time Deposit			
$3,264,000	0.94%	03/01/2004	$ 3,264,000
TOTAL SHORT-TERM OBLIGATION			
(Cost $3,264,000)			$ 3,264,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL			
(Cost $70,764,569)			$91,595,430

Shares	Description		Value
Securities Lending Collateral – 9.1%			
8,430,218	Boston Global Investment Trust – Enhanced Portfolio	$	8,430,218
TOTAL SECURITIES LENDING COLLATERAL			
(Cost $8,430,218)		$	8,430,218
TOTAL INVESTMENTS			
(Cost $79,194,787)			$100,025,648

* Non-income producing security.

@ All or portion of security is on loan.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Common and Preferred Stock Industry Classifications††	As a % of Net Assets
Automobiles & Components	2.1%
Banks	2.7
Capital Goods	15.2
Commercial Services & Supplies	11.0
Consumer Durables & Apparel	4.3
Diversified Financials	1.2
Energy	3.6
Food & Staples Retailing	0.8
Food Beverage & Tobacco	3.5
Health Care Equipment & Services	1.8
Hotels Restaurants & Leisure	4.4
Household & Personal Products	0.6
Insurance	3.6
Materials	5.0
Media	7.3
Pharmaceuticals & Biotechnology	1.0
Real Estate	4.6
Retailing	5.6
Semiconductors & Semiconductor Equipment	0.7
Software & Services	6.0
Technology Hardware & Equipment	6.8
Telecommunication Services	1.3
Transportation	2.4
TOTAL COMMON AND PREFERRED STOCK	**95.5%**

†† Industry concentrations greater than one tenth of one percent are disclosed.

Statement of Investments

February 29, 2004

Shares	Description	Value
Common Stocks – 89.7%		
Brazil – 3.7%		
27,600	Banco Itau Holding Financerira SA (Banks)	$ 1,311,000
39,400	Petroleo Brasileiro SA ADR (Energy)	1,229,280
52,900	Unibanco - Uniao de Bancos Brasileiros SA GDR (Banks)	1,203,475
		3,743,755
China – 5.9%		
2,864,000	AviChina Industry & Technology Co. Ltd.* (Automobiles & Components)	603,389
698,000	China Mobile Ltd. (Telecommunication Services)	2,467,035
933,900	Huaneng Power International, Inc. Class H (Utilities)	1,762,674
3,361,204	Skyworth Digital Holdings Ltd. (Consumer Durables & Apparel)	1,183,601
		6,016,699
Hungary – 1.9%		
63,100	Magyar Travkozlesi Rt. (Matav) ADR (Telecommunication Services)	1,241,808
21,615	OTP Bank Rt. GDR* (Banks)	713,295
		1,955,103
India – 4.8%		
141,855	Housing Development Finance Corp. Ltd. (Diversified Financials)	1,919,721
322,975	ICICI Bank Ltd. (Banks)	1,941,546
9,162	Infosys Technologies Ltd. (Software & Services)	1,026,018
		4,887,285
Indonesia – 1.8%		
4,949,000	PT Bank Rakyat Indonesia* (Banks)	907,268
1,094,000	PT Telekomunikasi Indonesia (Telecommunication Services)	942,650
		1,849,918
Israel – 2.0%		
32,240	Teva Pharmaceutical Industries Ltd. ADR (Pharmaceuticals & Biotechnology)	2,095,600

Shares	Description	Value
Common Stocks – (continued)		
Malaysia – 2.4%		
415,100	Petra Perdana Berhad (Energy)	$ 1,043,212
481,000	Resorts World Berhad (Hotels Restaurants & Leisure)	1,433,973
		2,477,185
Mexico – 7.1%		
73,100	America Movil SA de CV ADR (Telecommunication Services)	2,606,746
58,900	Cemex SA de CV ADR (Materials)	1,699,265
35,000	Fomento Economico Mexicano SA de CV ADR (Food Beverage & Tobacco)	1,575,000
375,700	Grupo Financiero Banorte SA de CV Class B (Banks)	1,374,056
		7,255,067
Peru – 0.9%		
37,500	Compania de Minas Buenaventura SAu ADR (Materials)	907,875
Russia – 7.6%		
5,900	Mobile Telesystems ADR (Telecommunication Services)	632,775
15,700	Mobile Telesystems Ojsc GDR*† (Telecommunication Services)	1,624,950
6,410	Sberbank RF (Banks)	2,211,450
65,943	YUKOS ADR@ (Energy)	3,343,310
		7,812,485
South Africa – 11.3%		
218,600	ABSA Group Ltd. (Banks)	1,547,004
76,514	Anglo American (Materials)	1,926,661
1,083,500	FirstRand Ltd. (Banks)	1,492,377
67,272	Harmony Gold Mining Co. Ltd. ADR (Materials)	1,014,754
26,200	Impala Platinum Holdings Ltd. (Materials)	2,187,888
250,371	Massmart Holdings Ltd. (Food & Staples Retailing)	1,066,519
78,407	Sasol (Energy)	1,186,291
116,180	Telkom South Africa Ltd. (Telecommunication Services)	1,180,210
		11,601,704

Shares	Description	Value
Common Stocks – (continued)		
South Korea – 21.8%		
44,230	Amotech Co. Ltd. (Technology Hardware & Equipment)	$ 840,689
75,640	Baiksan OPC Co. Ltd. (Technology Hardware & Equipment)	914,612
98,363	Hana Bank (Banks)	2,136,714
32,740	Hyundai Mobis (Automobiles & Components)	1,478,160
52,685	Hyundai Motor Co. Ltd. (Automobiles & Components)	2,243,691
45,301	Kookmin Bank* (Banks)	1,887,131
16,810	POSCO (Materials)	2,488,596
15,016	Samsung Electronics Co. Ltd. (Technology Hardware & Equipment)	6,939,380
78,170	Shinhan Financial Group Co. Ltd. (Banks)	1,439,715
9,410	SK Telecom Co. Ltd. ADR (Telecommunication Services)	1,914,883
		22,283,571
Taiwan – 12.8%		
1,853,300	Advanced Semiconductor Engineering, Inc.* (Semiconductors & Semiconductor Equipment)	2,095,522
145,500	Ambit Microsystems Corp. (Technology Hardware & Equipment)	422,945
586,000	Career Technology (MFG.) Co. Ltd.* (Technology Hardware & Equipment)	1,091,164
877,150	Compal Electronics, Inc. (Technology Hardware & Equipment)	1,187,416
614,511	Formosa Plastic Corp. (Materials)	999,266
295,372	Hon Hai Precision (Technology Hardware & Equipment)	1,316,304
739,000	Quanta Computer, Inc. (Technology Hardware & Equipment)	1,878,775
2,708,323	SinoPac Holdings Co. (Banks)	1,547,613
706,632	Taiwan Semiconductor* (Semiconductors & Semiconductor Equipment)	1,341,477
1,300,000	United Microelectronics Corp.* (Semiconductors & Semiconductor Equipment)	1,182,903
		13,063,385

Shares	Description	Value
Common Stocks – (continued)		
Thailand – 4.7%		
751,400	Bangkok Bank Public Co. Ltd.* (Banks)	$ 1,902,642
2,032,400	Krung Thai Bank PLC (Banks)	579,282
4,058,800	Land and Houses Public Co. Ltd. (Consumer Durables & Apparel)	1,332,447
2,560,833	Sansiri Public Co. Ltd. (Real Estate)	534,389
436,400	Thoresen Thai Agencies Public Co. Ltd. (Transportation)	488,653
		4,837,413
Turkey – 1.0%		
236,429,360	Turkiye Is Bankasi Class C (Banks)	1,074,930
TOTAL COMMON STOCKS **(Cost $68,334,122)**		$91,861,975

Shares	Description	Value
Exchange Traded Fund – 4.2%		
United States – 4.2%		
24,700	iShares MSCI Emerging Markets Index@	$ 4,311,138
TOTAL EXCHANGE TRADED FUND **(Cost $4,192,075)**		$ 4,311,138

Shares	Description	Value
Preferred Stocks – 6.1%		
Brazil – 6.1%		
3,250,000	Caemi Mineracao E Metalurgica SA (Materials)	$ 1,561,160
79,200	Companhia de Bebidas das Americas ADR@ (Food Beverage & Tobacco)	2,130,480
99,300,000	Telemar Norte Leste SA (Telecommunication Services)	2,020,412
25,651,531	Telemig Celular SA Class G* (Telecommunication Services)	519,279
		6,231,331
TOTAL PREFERRED STOCKS **(Cost $4,921,548)**		$ 6,231,331

Units	Description	Expiration Month	Value
Rights – 0.0%			
Thailand – 0.0%			
91,200	TelecomAsia Corp. Public – Alien Market* (Telecommunication Services)	4/2008	$ —
TOTAL RIGHTS **(Cost $0)**			$ —

Statement of Investments (continued)

February 29, 2004

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 1.3%			
State Street Bank & Trust Euro – Time Deposit			
$1,295,000	0.94%	03/01/2004	$ 1,295,000
TOTAL SHORT-TERM OBLIGATION **(Cost $1,295,000)**			$ 1,295,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL **(Cost $78,742,745)**			$103,699,444

Shares	Description	Value
Securities Lending Collateral – 3.8%		
3,924,125	Boston Global Investment Trust – Enhanced Portfolio	$ 3,924,125
TOTAL SECURITIES LENDING COLLATERAL **(Cost $3,924,125)**		$ 3,924,125
TOTAL INVESTMENTS **(Cost $82,666,870)**		$107,623,569

*   Non-income producing security.

@   All or portion of security is on loan.

†   Security is exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amounts to $1,624,950, which represents 1.6% of net assets as of February 29, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
ADR—American Depositary Receipt
GDR—Global Depositary Receipt

	As a % of Net Assets
Common and Preferred Stock Industry Classifications††	
Automobiles & Components	4.2%
Banks	22.7
Consumer Durables & Apparel	2.5
Diversified Financials	1.9
Energy	6.6
Food & Staples Retailing	1.0
Food Beverage & Tobacco	3.6
Hotels Restaurants & Leisure	1.4
Materials	12.5
Pharmaceuticals & Biotechnology	2.1
Real Estate	0.5
Semiconductors & Semiconductor Equipment	4.5
Software & Services	1.0
Technology Hardware & Equipment	14.3
Telecommunication Services	14.8
Transportation	0.5
Utilities	1.7
TOTAL COMMON AND PREFERRED STOCK	**95.8%**

††   Industry concentrations greater than one tenth of one percent are disclosed.

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 93.6%		
China – 10.7%		
1,332,000	Angang New Steel Co. Ltd. Class H (Primary Metal Industries)	$ 795,678
3,804,000	AviChina Industry & Technology Co. Ltd. Class H* (Auto Repair, Services and Parking)	801,429
478,000	China Mobile Ltd. (Communication)	1,689,459
1,562,000	China Petroleum and Chemical Corp. Class H (Chemicals & Allied Products)	653,522
254,000	CNOOC Ltd. (Oil & Gas Extraction)	515,393
712,000	Huaneng Power International, Inc. Class H (Electric, Gas and Sanitary Service)	1,343,853
974,000	Sinotrans Ltd. Class H (Transportation Services)	428,548
3,158,568	Skyworth Digital Holdings Ltd. (Electronic and Other Electric Equipment)	1,112,246
		7,340,128
Hong Kong – 17.4%		
243,500	BOC Hong Kong (Holdings) Ltd. (Depository Institutions)	497,719
228,000	Cathay Pacific Airways Ltd. (Transportation by Air)	464,135
145,000	Cheung Kong (Holdings) Ltd. (Real Estate)	1,383,861
116,000	China Oriental Group Co. Ltd.* (Primary Metal Industries)	40,980
162,900	CLP Holdings Ltd. (Electric, Gas and Sanitary Service)	839,162
81,400	Dah Sing Financial Group (Depository Institutions)	625,994
314,000	Esprit Holdings Ltd. (Apparel & Other Textile)	1,224,270
49,900	Hang Seng Bank Ltd. (Holding & Other Investments)	707,997
98,000	Hong Kong Electric Holdings Ltd. (Electric, Gas and Sanitary Service)	420,445
212,500	Hutchison Whampoa Ltd. (Holding & Other Investments)	1,789,920
134,000	Sun Hung Kai Properties Ltd. (Real Estate)	1,317,065
93,500	Swire Pacific Ltd. (Business Services)	654,429
400,000	Techtronic Industries Co. Ltd. (Electronic and Other Electric Equipment)	1,321,465
220,100	The Wharf (Holdings) Ltd. (Miscellaneous)	686,508
		11,973,950

Shares	Description	Value
Common Stocks – (continued)		
India – 6.9%		
3,781	Hindustan Lever Ltd. (Chemicals & Allied Products)	$ 14,543
56,192	Housing Development Finance Corp. Ltd. (General Building Contract)	760,445
170,485	ICICI Bank Ltd. (Depository Institutions)	1,024,861
5,975	Infosys Technologies Ltd. (Communication)	669,118
91,862	Maruti Udyog Ltd.* (Automotive Dealers & Services)	1,016,022
52,956	Reliance Industries Ltd. (Chemicals & Allied Products)	648,819
45,874	State Bank of India (Depository Institutions)	593,109
		4,726,917
Indonesia – 4.0%		
4,772,000	PT Bank Rakyat Indonesia* (Depository Institutions)	874,820
1,120,500	PT Hanjaya Mandala Sampoerna Tbk (Tobacco Products)	646,060
2,226,500	PT Limas Stokhomindo Tbk* (Business Services)	304,876
1,035,300	PT Telekomunikasi Indonesia (Communication)	892,071
		2,717,827
Malaysia – 4.7%		
1,000,000	AMMB Holdings Berhad (Depository Institutions)	1,078,449
25,100	British American Tobacco Malaysia Berhad (Tobacco Products)	295,585
156,600	Petra Perdana Berhad (Oil & Gas Extraction)	393,560
50	Public Bank Berhad – Foreign Market (Nondepository Institution)	46
206,500	Resorts World Berhad (Hotels & Other Lodging)	615,625
128,000	Scomi Group Berhad (Oil & Gas Extraction)	367,891
454,200	SP Setia Berhad (Real Estate)	506,792
		3,257,948
Singapore – 8.5%		
375,000	Jurong Technologies Industrial Corp. Ltd. (Electronic and Other Electric Equipment)	319,524
796,000	Keppel Land Ltd. (Real Estate)	898,088
317,000	MobileOne Ltd. (Communication)	288,732
625,000	Neptune Orient Lines Ltd. (Miscellaneous Manufacturing)	774,160
86,000	Oversea-Chinese Banking Corp. Ltd. (Depository Institutions)	642,664
863,000	SembCorp Industries Ltd. (Engineering & Management Service)	725,189

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Singapore – (continued)			
618,000	Singapore Telecommunications Ltd. (Communication)	$	844,257
166,412	United Overseas Bank Ltd. (Depository Institutions)		1,376,352
			5,868,966
South Korea – 21.4%			
33,710	Amotech Co. Ltd. (Electronic and Other Electric Equipment)		640,733
47,630	Baiksan OPC Co. Ltd. (Electronic and Other Electric Equipment)		575,925
650	Daishin Securities Co. (Depository Institutions)		10,191
78,876	Hana Bank (Depository Institutions)		1,713,403
15,610	Honam Petrochemical Corp.* (Chemicals & Allied Products)		700,695
23,290	Hyundai Mobis (Auto Repair, Services and Parking)		1,051,507
27,470	Hyundai Motor Co. Ltd. (Auto Repair, Services and Parking)		1,169,862
49,515	Kookmin Bank (Depository Institutions)		2,062,676
2,230	POSCO (Primary Metal Industries)		330,135
11,530	Samsung Electronics Co. Ltd. (Electronic and Other Electric Equipment)		5,328,386
26,040	Shinhan Financial Group Co. Ltd. (Nondepository Institution)		479,598
3,270	SK Telecom Co. Ltd. ADR (Communication)		665,427
			14,728,538
Taiwan – 15.9%			
715,900	Advanced Semiconductor Engineering, Inc.* (Electronic and Other Electric Equipment)		809,466
118,700	Ambit Microsystems Corp. (Electronic and Other Electric Equipment)		345,042
1,121,000	Capital Securities Corp. (Nondepository Institution)		552,853
329,000	Career Technology (MFG.) Co. Ltd.* (Electronic and Other Electric Equipment)		612,616
395,913	China Steel Corp. (Primary Metal Industries)		404,843
211,253	Chinatrust Financial Holding Co. Ltd. (Depository Institutions)		253,039
332,525	Compal Electronics, Inc. (Electronic and Other Electric Equipment)		450,146
1,160,902	EVA Airways Corp. (Transportation by Air)		639,381

Shares	Description		Value
Common Stocks – (continued)			
Taiwan – (continued)			
606,896	Formosa Plastic Corp. (Chemicals & Allied Products)	$	986,883
180,797	Hon Hai Precision (Electronic and Other Electric Equipment)		805,709
10,960	Nan Ya Plastic Corp. (Chemicals & Allied Products)		14,879
271,000	Quanta Computer, Inc. (Electronic and Other Electric Equipment)		688,969
1,236,929	SinoPac Holdings Co. (Depository Institutions)		706,816
1,019,000	Taishin Financial Holdings Co. Ltd. (Nondepository Institution)		931,353
613,000	Taiwan Navigation Co. Ltd. (Water Transportation)		543,865
805,674	Taiwan Semiconductor* (Electronic and Other Electric Equipment)		1,529,499
668,577	United Microelectronics Corp. ADR* (Electronic and Other Electric Equipment)		608,355
			10,883,714
Thailand – 4.1%			
326,800	Bangkok Bank Public Co. Ltd.* (Depository Institutions)		827,500
1,246,700	Land and Houses Public Co. Ltd. (Real Estate)		409,274
1,634,666	Sansiri Public Co. Ltd. (Real Estate)		341,119
115,100	The Siam Cement Public Co. Ltd. (Building Materials)		770,748
405,700	Thoresen Thai Agencies Public Co. Ltd. (Water Transportation)		454,276
			2,802,917
TOTAL COMMON STOCKS (Cost $49,355,463)			$ 64,300,905
Preferred Stocks – 1.9%			
South Korea – 1.9%			
18,760	Hyundai Motor Co. Ltd. (Auto Repair, Services and Parking)	$	397,964
3,140	Samsung Electronics Co. Ltd. (Electronic and Other Electric Equipment)		869,422
			1,267,386
TOTAL PREFERRED STOCKS (Cost $731,296)			$ 1,267,386

Principal Amount€	Interest Rate	Maturity Date		Value
Corporate Bond – 0.0%				
India – 0.0%				
Hindustan Lever Ltd.				
(Chemicals & Allied Products)				
INR 23,130	9.00%	01/01/2005	$	527
TOTAL CORPORATE BOND				
(Cost $504)			$	527

Units	Description	Expiration Month		Value
Rights – 0.0%				
Thailand – 0.0%				
198,411	TelecomAsia Corp.	04/2008		
	Public – Alien Market*			
	(Communication)		$	—
TOTAL RIGHTS				
(Cost $0)			$	—

Principal Amount	Interest Rate	Maturity Date		Value
Short-Term Obligation – 1.9%				
State Street Bank & Trust Euro – Time Deposit				
$1,321,000	0.94%	03/01/2004	$	1,321,000
TOTAL SHORT-TERM OBLIGATION				
(Cost $1,321,000)			$	1,321,000
TOTAL INVESTMENTS				
(Cost $51,408,263)				$66,889,818

* Non-income producing security.

€ The principal amount of the security is stated in the currency in which the bond is denominated. See below.

   INR – Indian Rupee

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

	As a % of Net Assets
Common and Preferred Stock Industry Classifications††	
Apparel & Other Textile	1.8%
Auto Repair, Services and Parking	5.0
Automotive Dealers & Services	1.5
Building Materials	1.1
Business Services	1.4
Chemicals & Allied Products	4.4
Communication	7.3
Depository Institutions	17.9
Electric, Gas and Sanitary Service	3.8
Electronic and Other Electric Equipment	23.4
Engineering & Management Service	1.0
General Building Contract	1.1
Holding & Other Investments	3.6
Hotels & Other Lodging	0.9
Miscellaneous	1.0
Miscellaneous Manufacturing	1.1
Nondepository Institution	2.9
Oil & Gas Extraction	1.9
Primary Metal Industries	2.3
Real Estate	7.1
Tobacco Products	1.4
Transportation Services	0.6
Transportation by Air	1.6
Water Transportation	1.4
TOTAL COMMON AND PREFERRED STOCK	95.5%

†† Industry concentrations greater than one tenth of one percent are disclosed.

Statements of Assets and Liabilities

February 29, 2004 (Unaudited)

	European Equity Fund
Assets:	
Investment in securities, at value (identified cost $28,183,660, $398,165,101, $39,905,011, $70,764,569, $78,742,745 and $51,408,263, respectively)	$ 35,440,612
Securities lending collateral, at value	1,783,631
Cash	—
Foreign currencies, at value (identified cost $118,380, $8,984, $961,120, $560,577, $94,206 and $37,677, respectively)	120,540
Receivables:	
Investment securities sold, at value	—
Fund shares sold	231,151
Variation margin, at value[a]	221,566
Forward foreign currency exchange contracts, at value	—
Dividends and interest, at value	67,411
Reimbursement from investment adviser	—
Securities lending income	488
Foreign tax refunds	—
Other assets	7,402
Total assets	37,872,801
Liabilities:	
Due to custodian	261,023
Payables:	
Payable upon return of securities loaned	1,783,631
Fund shares repurchased	39,869
Investment securities purchased, at value	921,992
Forward foreign currency exchange contracts, at value	—
Amounts owed to affiliates	57,837
Unrealized foreign capital gain taxes	—
Accrued expenses	77,346
Total liabilities	3,141,698
Net Assets:	
Paid-in capital	66,885,232
Accumulated distributions in excess of net investment income (loss)	(128,728)
Accumulated net realized loss on investments, futures and foreign currency related transactions	(39,291,714)
Net unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	7,266,313
NET ASSETS	$ 34,731,103
Net asset value, offering and redemption price per share:[b]	
Class A	$10.14
Class B	$9.86
Class C	$9.86
Institutional	$10.26
Service	$10.14
Shares outstanding:	
Class A	2,815,866
Class B	237,258
Class C	119,199
Institutional	259,389
Service	186
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	3,431,898

(a) Includes approximately $70,775, $1,102,513 and $74,911 for European Equity, International Equity and International Growth Opportunities Funds relating to initial margin requirements for futures transactions, respectively.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds is $10.73, $16.72, $8.92, $12.53, $12.20 and $12.26, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
$ 485,933,140	$ 46,528,507	$ 91,595,430	$103,699,444	$ 66,889,818
63,606,880	1,042,950	8,430,218	3,924,125	—
799	947	742	164	178
8,984	954,074	568,625	93,998	37,578
26,838,224	85,165	1,884,566	515,546	340,000
2,409,048	472,021	38,255	898,486	2,259,490
3,704,877	312,414	124,948	—	—
4,055,765	—	—	—	—
868,762	17,254	97,775	742,088	162,748
11,720	36,793	17,083	17,077	25,375
46,085	1,380	5,878	1,601	—
—	—	—	—	7,356
13,789	692	1,296	4,091	7,483
587,498,073	49,452,197	102,764,816	109,896,620	69,730,026
—	—	—	—	—
63,606,880	1,042,950	8,430,218	3,924,125	—
16,165,519	165,143	466	1,120,968	45,438
2,038,679	74,879	1,554,867	2,126,105	746,134
3,862,054	—	—	—	—
660,260	57,185	112,345	120,981	82,249
142,954	—	—	98,782	72,914
164,109	80,222	112,400	93,463	105,921
86,640,455	1,420,379	10,210,296	7,484,424	1,052,656
1,020,238,056	73,504,748	232,020,059	105,031,321	142,515,929
(3,834,034)	(395,655)	(428,048)	(522,823)	(386,057)
(603,379,923)	(31,693,208)	(159,891,527)	(26,958,014)	(88,864,935)
87,833,519	6,615,933	20,854,036	24,861,712	15,412,433
$ 500,857,618	$ 48,031,818	$ 92,554,520	$102,412,196	$ 68,677,370
$15.80	$8.43	$11.84	$11.53	$11.59
$15.35	$8.19	$11.53	$11.23	$11.19
$15.10	$8.17	$11.53	$11.26	$11.13
$16.11	$8.68	$12.24	$11.97	$12.14
$15.90	$8.55	$11.90	$11.40	—
22,116,984	4,149,553	4,099,405	3,662,735	4,165,835
1,912,848	234,236	277,683	274,949	415,373
1,131,937	247,794	290,068	112,095	147,970
6,441,612	1,050,564	3,052,932	4,613,624	1,162,338
67,889	182	8,069	54,222	—
31,671,270	5,682,329	7,728,157	8,717,625	5,891,516

Statements of Operations

For the Six Months Ended February 29, 2004 (Unaudited)

	European Equity Fund
Investment Income:	
Dividends[a]	$ 145,283
Interest (including securities lending income of $1,322, $161,642, $10,184, $33,668, $7,654 and $0, respectively)	8,444
Total income	153,727
Expenses:	
Management fees	165,944
Distribution and Service fees[b]	84,450
Custody and accounting fees	91,902
Transfer Agent fees[b]	29,681
Registration fees	17,736
Professional fees	21,139
Printing fees	19,974
Trustee fees	3,674
Service Share fees	4
Other	476
Total expenses	434,980
Less — expense reductions	(137,646)
Net expenses	297,334
NET INVESTMENT INCOME (LOSS)	(143,607)
Realized and unrealized gain (loss) on investment, futures and foreign currency related transactions:	
Net realized gain (loss) from:	
Investment transactions	2,438,609
Futures transactions	51,942
Foreign currency related transactions	124,722
Net change in unrealized gain (loss) on:	
Investments	4,469,320
Futures	1,475
Translation of assets and liabilities denominated in foreign currencies	(630)
Net realized and unrealized gain on investments, futures and foreign currency related transactions	7,085,438
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$6,941,831

(a) For the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, foreign taxes withheld on dividends were $10,110, $251,489, $11,223, $31,090, $147,145 and $60,027, respectively.

(b) Class specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees				
Fund	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
European Equity Fund	$ 69,170	$ 10,164	$ 5,116	$ 26,285	$ 1,931	$ 972	$ 493	$ —
International Equity Fund	842,053	140,979	78,426	319,980	26,786	14,901	27,740	228
Japanese Equity Fund	63,953	9,532	10,187	24,302	1,811	1,936	1,421	—
International Growth Opportunities Fund	96,392	9,436	11,183	36,629	1,793	2,125	6,575	11
Emerging Markets Equity Fund	77,677	10,770	5,086	29,517	2,046	966	10,722	72
Asia Growth Fund	99,628	18,578	7,488	37,859	3,530	1,422	1,295	—

International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
$ 2,540,626	$ 110,484	$ 376,618	$ 946,995	$ 386,652
195,973	11,592	43,644	9,306	4,071
2,736,599	122,076	420,262	956,301	390,723
2,602,720	183,173	453,673	529,255	257,699
1,061,458	83,672	117,011	93,533	125,694
342,572	102,204	169,816	146,374	182,922
389,635	29,470	47,133	43,323	44,106
25,346	23,217	26,970	20,880	19,928
26,377	21,139	21,834	21,784	21,139
19,974	19,974	19,974	19,974	17,488
3,674	3,674	3,674	3,674	3,674
2,848	4	140	894	—
16,528	420	1,841	1,241	455
4,491,132	466,947	862,066	880,932	673,105
(164,602)	(149,818)	(242,649)	(58,635)	(203,366)
4,326,530	317,129	619,417	822,297	469,739
(1,589,931)	(195,053)	(199,155)	134,004	(79,016)
52,842,346	1,744,325	6,763,086	17,645,686	5,162,772
365,750	2,414	70	—	—
11,640,928	62,522	(11,503)	(375,912)	(154,302)
46,381,872	2,582,364	12,195,484	2,375,490	6,003,338
(476,841)	—	5,878	—	—
453,552	(8,268)	13,091	44,192	18,070
111,207,607	4,383,357	18,966,106	19,689,456	11,029,878
$109,617,676	$4,188,304	$18,766,951	$19,823,460	$10,950,862

Statements of Changes in Net Assets

For the Six Months Ended February 29, 2004 (Unaudited)

	European Equity Fund
From operations:	
Net investment income (loss)	$ (143,607)
Net realized gain from investment, futures and foreign currency related transactions	2,615,273
Net change in unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	4,470,165
Net increase in net assets resulting from operations	6,941,831
Distributions to shareholders:	
From net investment income	
Class A Shares	(185,590)
Class B Shares	(11,847)
Class C Shares	(6,377)
Institutional Shares	(34,063)
Service Shares	(18)
Total distributions to shareholders	(237,895)
From share transactions:	
Proceeds from sales of shares	8,246,979
Reinvestment of dividends and distributions	216,808
Cost of shares repurchased	(19,083,031)
Net increase (decrease) in net assets resulting from share transactions	(10,619,244)
TOTAL INCREASE (DECREASE)	(3,915,308)
Net assets:	
Beginning of period	38,646,411
End of period	$ 34,731,103
Accumulated distributions in excess of net investment income (loss)	$ (128,728)

	International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
$	(1,589,931)	$ (195,053)	$ (199,155)	$ 134,004	$ (79,016)
	64,849,024	1,809,261	6,751,653	17,269,774	5,008,470
	46,358,583	2,574,096	12,214,453	2,419,682	6,021,408
	109,617,676	4,188,304	18,766,951	19,823,460	10,950,862
	(14,756,927)	(15,317)	(51,812)	(116,835)	(277,789)
	(1,145,958)	—	(969)	(3,850)	(11,046)
	(669,750)	—	—	—	(5,672)
	(6,012,132)	(40,005)	(227,660)	(341,969)	(64,254)
	(35,988)	(2)	(220)	(2,427)	—
	(22,620,755)	(55,324)	(280,661)	(465,081)	(358,761)
	87,900,074	24,517,402	22,212,398	24,243,684	42,516,948
	18,403,322	44,739	223,028	460,268	304,547
	(243,655,982)	(8,149,308)	(9,927,900)	(46,870,783)	(27,367,677)
	(137,352,586)	16,412,833	12,507,526	(22,166,831)	15,453,818
	(50,355,665)	20,545,813	30,993,816	(2,808,452)	26,045,919
	551,213,283	27,486,005	61,560,704	105,220,648	42,631,451
$	500,857,618	$ 48,031,818	$ 92,554,520	$102,412,196	$ 68,677,370
$	(3,834,034)	$ (395,655)	$ (428,048)	$ (522,823)	$ (386,057)

Statements of Changes in Net Assets

For the Year Ended August 31, 2003

	European Equity Fund
From operations:	
Net investment income (loss)	$ 216,688
Net realized loss from investment, futures and foreign currency related transactions	(5,402,824)
Net change in unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	6,886,608
Net increase (decrease) in net assets resulting from operations	1,700,472
Distributions to shareholders:	
From net investment income	
Class A Shares	(3,632)
Class B Shares	—
Class C Shares	—
Institutional Shares	(55,347)
Service Shares	(11)
Total distributions to shareholders	(58,990)
From share transactions:	
Proceeds from sales of shares	91,273,917
Reinvestment of dividends and distributions	57,367
Cost of shares repurchased	(98,948,880)
Net increase (decrease) in net assets resulting from share transactions	(7,617,596)
TOTAL INCREASE (DECREASE)	(5,976,114)
Net assets:	
Beginning of year	44,622,525
End of year	$ 38,646,411
Accumulated undistributed net investment income (loss)	$ 252,774

	International Equity Fund	Japanese Equity Fund	International Growth Opportunities Fund	Emerging Markets Equity Fund	Asia Growth Fund
	$ 2,983,972	$ (209,088)	$ 292,325	$ 804,065	$ 377,716
	(158,736,571)	(6,365,617)	(18,484,978)	(1,869,737)	(1,676,249)
	164,897,255	6,352,796	27,006,421	24,944,893	6,494,850
	9,144,656	(221,909)	8,813,768	23,879,221	5,196,317
	(5,138,689)	—	—	—	—
	(249,124)	—	—	—	—
	(145,451)	—	—	—	—
	(7,860,204)	—	—	—	—
	(86,318)	—	—	—	—
	(13,479,786)	—	—	—	—
	1,401,427,473	52,319,486	254,352,915	54,576,487	166,122,780
	9,629,723	—	—	—	—
	(1,820,359,144)	(52,151,660)	(296,541,744)	(64,704,402)	(166,546,395)
	(409,301,948)	167,826	(42,188,829)	(10,127,915)	(423,615)
	(413,637,078)	(54,083)	(33,375,061)	13,751,306	4,772,702
	964,850,361	27,540,088	94,935,765	91,469,342	37,858,749
	$ 551,213,283	$ 27,486,005	$ 61,560,704	$ 105,220,648	$ 42,631,451
	$ 20,376,652	$ (145,278)	$ 51,768	$ (191,746)	$ 51,720

Notes to Financial Statements

February 29, 2004 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, (the ''Act'') as an open-end management investment company. The Trust includes the Goldman Sachs European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service (Service Shares of Asia Growth Fund have not commenced operations).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a foreign securities exchange are valued at fair value under valuation procedures approved by the Board of Trustees consistent with applicable regulatory guidance. Effective September 30, 2003, such securities are valued daily at fair value determined by an independent service (if available) under valuation procedures approved by the Board of Trustees. The independent service takes into account multiple factors including, but not limited to, movements in the U.S. securities markets, certain depository receipts, futures contracts and foreign currency exchange rates. Prior to September 30, 2003 (and for securities for which fair values are not available from an independent service), for investments in securities traded on a foreign securities exchange, the impact of events that occurred after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange were only reflected in the Fund's next determined NAV in light of the nature and significance of the event, consistent with applicable regulatory guidance.

Investments in securities traded on a U.S. securities exchange or the NASDAQ system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available or are deemed to be inaccurate by the Investment Adviser are valued at fair value using methods approved by the Trust's Board of Trustees.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes including reclaims, where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted. In addition, it is the Funds' policy to accrue for estimated capital gains taxes on foreign securities held by the Funds, which are subject to such taxes.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily, to each class of shares of the Funds, based upon the relative proportion of net assets of each class.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions and capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to its Service and Shareholder Administration Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees.

E. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of interest, dividends and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statements of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Derivative Financial Instruments — The Funds may utilize derivative financial instruments such as structured notes and equity swaps. Such instruments are used by the Funds as a means of investing in a particular market or increasing the return on the Funds' investments or both. The value of the principal of and/or interest on such securities is determined by reference to changes in the value of the financial indicators including, but not limited to indices, currencies or interest rates. These financial instruments may subject the Funds to a greater degree of market or counterparty risk and loss than other types of securities.

G. Segregation Transactions — As set forth in the prospectus, certain Funds may enter into derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management International (''GSAMI''), an affiliate of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Funds. Under the Agreement, GSAMI, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, GSAMI is entitled to a fee (''Management Fee'') computed daily and payable monthly, equal to an annual percentage rate of each Funds average daily net assets. For the six months ended February 29, 2004, the investment adviser for International Growth Opportunities has voluntarily agreed to waive a portion of its Management Fee equal to an annual percentage rate of the Fund's average daily net assets. The adviser may discontinue or modify this waiver in the future at its discretion.

Additionally, the investment adviser has voluntarily agreed to limit ''Other Expenses'' (excluding Management fees, Distribution and Service fees, Transfer Agent fees and expenses, taxes, interest, brokerage, litigation and indemnification costs, Service Share fees, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund. Such expense reimbursements, if any, are computed daily and paid monthly. In addition, the Funds are not obligated to reimburse GSAMI for prior fiscal year expense reimbursements, if any.

For the six months ended February 29, 2004, the Funds' Management Fees, Management Fee waivers and other expense limitations as an annual percentage rate of average daily net assets is as follows:

Fund	Management Fee	Management Fee Waiver	Expense Limitation
European Equity	1.00%	—%	0.104%
International Equity	1.00	—	0.104
Japanese Equity	1.00	—	0.114
International Growth Opportunities	1.20	0.10	0.104
Emerging Markets Equity	1.20	—	0.354
Asia Growth	1.00	—	0.164

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans (the ''Plans''). Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of each Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plans, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares.

3. AGREEMENTS (continued)

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended February 29, 2004, Goldman Sachs advised the Funds that it retained approximately the following amounts. The Funds did not retain any amounts for Class C for the six months ended February 29, 2004.

Fund	Sales Load Class A	Contingent Deferred Sales Charge Class B
European Equity	$ 8,700	$ 200
International Equity	30,300	—
Japanese Equity	2,700	—
International Growth Opportunities	4,800	700
Emerging Markets Equity	6,300	200
Asia Growth	8,300	200

Goldman Sachs also serves as the Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of average daily net assets for Class A, Class B and Class C Shares and 0.04% of average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan for Service Shares. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

For the six months ended February 29, 2004, the Funds' investment adviser has voluntarily agreed to reimburse certain operating expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Management Fee Waiver	Expense Reimbursement	Custody Credit	Total Expense Reductions
European Equity	$ —	$138	$ —	$138
International Equity	—	164	1	165
Japanese Equity	—	150	—	150
International Growth Opportunities	38	205	—	243
Emerging Markets Equity	—	58	1	59
Asia Growth	—	203	—	203

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

3. AGREEMENTS (continued)

As of February 29, 2004, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Over Reimbursement of "Other Expenses"	Total
European Equity	$ 28	$ 14	$ 5	$11	$ 58
International Equity	416	179	65	—	660
Japanese Equity	35	16	6	—	57
International Growth Opportunities	79	24	9	—	112
Emerging Markets Equity	94	19	8	—	121
Asia Growth	51	23	8	—	82

4. PORTFOLIO SECURITIES TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities (excluding short-term investments and futures) for the six months ended February 29, 2004, were as follows:

Fund	Purchases	Sales and Maturities
European Equity	$ 9,936,471	$ 20,791,342
International Equity	240,920,253	398,392,808
Japanese Equity	25,377,198	10,695,139
International Growth Opportunities	44,554,838	35,020,989
Emerging Markets Equity	79,924,219	101,112,847
Asia Growth	46,073,580	32,772,266

For the six months ended February 29, 2004, Goldman Sachs earned approximately $2,000, $44,000, $3,000, $7,000, $4,000 and $8,000 of brokerage commissions from portfolio transactions, including futures transactions executed on behalf of the European Equity, International Equity, Japanese Equity, International Growth Opportunities, Emerging Markets Equity and Asia Growth Funds, respectively.

Forward Foreign Currency Exchange Contracts — The Funds may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Funds may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Funds' financial statements. The Funds record realized gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

At February 29, 2004, the International Equity Fund had outstanding forward foreign exchange contracts, both to purchase and sell foreign currencies as follows:

Open Forward Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Loss
Australian Dollar				
expiring 3/30/2004	$ 27,027,911	$ 26,981,583	$ —	$ 46,328
expiring 5/14/2004	3,252,000	3,328,399	76,399	—
expiring 5/14/2004	19,814,111	19,671,006	—	143,105
British Pounds				
expiring 3/15/2004	35,193,257	35,517,846	324,589	—
expiring 3/15/2004	11,824,547	11,666,590	—	157,957
expiring 5/14/2004	26,340,811	26,688,158	347,347	—
Canadian Dollar				
expiring 5/14/2004	13,116,000	12,843,079	—	272,921
Danish Krone				
expiring 3/25/2004	4,766,399	4,672,727	—	93,672
Euro				
expiring 3/25/2004	2,626,784	2,633,649	6,865	—
expiring 3/25/2004	9,856,459	9,697,334	—	159,125
expiring 5/14/2004	13,244,941	12,935,032	—	309,909
Hong Kong Dollar				
expiring 3/11/2004	8,169,738	8,139,785	—	29,953
Japanese Yen				
expiring 3/22/2004	5,173,512	5,012,433	—	161,079
expiring 5/14/2004	26,723,837	25,997,573	—	726,264
Norwegian Krone				
expiring 3/23/2004	2,934,075	2,846,566	—	87,509
expiring 5/14/2004	3,248,000	3,261,239	13,239	—
expiring 5/14/2004	9,841,000	9,661,945	—	179,055
Swedish Krona				
expiring 3/18/2004	10,799,394	10,685,969	—	113,425
expiring 5/14/2004	16,537,323	15,987,309	—	550,014
Swiss Franc				
expiring 3/22/2004	5,243,996	5,115,891	—	128,105
expiring 5/14/2004	19,673,000	19,442,188	—	230,812
TOTAL OPEN FORWARD FOREIGN CURRENCY PURCHASE CONTRACTS	$275,407,095	$272,786,301	$ 768,439	$3,389,233

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar				
expiring 5/14/2004	$ 6,628,000	$ 6,520,380	$ 107,620	$ —
expiring 5/14/2004	9,815,000	9,941,806	—	126,806
British Pounds				
expiring 3/15/2004	3,903,014	3,954,583	—	51,569
expiring 5/14/2004	26,270,000	26,441,835	—	171,835
Canadian Dollar				
expiring 5/14/2004	16,614,097	15,978,909	635,188	—
Euro				
expiring 3/25/2004	5,534,053	5,452,488	81,565	—
expiring 5/14/2004	16,443,000	16,229,957	213,043	—
Hong Kong Dollar				
expiring 3/11/2004	14,473,212	14,432,590	40,622	—
Hungarian Forint				
expiring 3/24/2004	1,803,729	1,915,168	—	111,439
Japanese Yen				
expiring 5/14/2004	16,459,000	16,115,858	343,142	—
Norwegian Krone				
expiring 3/23/2004	6,002,369	5,943,356	59,013	—
expiring 5/14/2004	13,265,001	12,845,755	419,246	—
expiring 5/14/2004	3,239,000	3,246,485	—	7,485
Singapore Dollar				
expiring 4/16/2004	1,490,662	1,484,161	6,501	—
Swedish Krona				
expiring 3/18/2004	12,049,039	11,793,143	255,896	—
expiring 5/14/2004	16,367,000	15,998,122	368,878	—
Swiss Franc				
expiring 3/22/2004	18,986,382	18,912,512	73,870	—
expiring 5/14/2004	23,315,223	22,632,481	682,742	—
expiring 5/14/2004	3,252,000	3,255,687	—	3,687
TOTAL OPEN FORWARD FOREIGN CURRENCY SALE CONTRACTS	$215,909,781	$213,095,276	$3,287,326	$ 472,821

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At February 29, 2004, the International Equity Fund had segregated sufficient cash and/or securities to cover any commitments under these contracts.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statements of Operations.

The use of futures contracts involve, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' strategies and potentially result in a loss. At February 29, 2004, open futures contracts were as follows:

Fund	Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Gain (Loss)
European Equity	DJ EUR ER STX 50 Index	16	March 2004	$ 576,688	$ 137
	FTSE 100 Index	3	March 2004	249,745	6,283
				$ 826,433	$ 6,420
International Equity	EURX ER STX 50 Index	244	March 2004	$ 8,782,835	$ 57,602
	FTSE 100 Index	52	March 2004	4,321,342	(21,202)
				$13,104,177	$ 36,400
International Growth Opportunities	FTSE 100 Index	15	March 2004	$ 1,248,724	$ (5,382)
	TOPIX Index	6	March 2004	595,688	11,260
				$ 1,844,412	$ 5,878

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Funds may lend their securities through their securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. In accordance with the Funds' securities lending procedures the loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Funds' securities. The amounts earned by the Funds for the six months ended February 29, 2004, are reported parenthetically on the Statements of Operations. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Act and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

The table below details the following items as of February 29, 2004:

Fund	Market Value of Securities on Loan as of February 29, 2004	Cash Collateral Received for Loans Outstanding as of February 29, 2004	Earnings of BGA Relating to Securities Loaned for the Six Months Ended February 29, 2004	Earnings Received From Lending to Goldman Sachs for the Six Months Ended February 29, 2004	Amount Payable to Goldman Sachs Upon Return of Securities Loaned as of February 29, 2004
European Equity	$ 1,676,492	$ 1,783,631	$ 233	$ 188	$ —
International Equity	60,959,683	63,606,880	28,524	11,524	8,957,250
Japanese Equity	982,805	1,042,950	1,796	6,409	922,900
International Growth Opportunities	8,105,417	8,430,218	5,940	14,564	2,101,050
Emerging Markets Equity	3,948,170	3,924,125	1,350	856	439,375

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment that has not been utilized. During the six months ended February 29, 2004, the Funds did not have any borrowings under this facility.

7. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended August 31, 2003, the Funds' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	European Equity	International Equity	Japanese Equity	International Growth Opportunities	Emerging Markets Equity	Asia Growth
Timing differences (post October losses)	$ (4,946,927)	$ (106,466,421)	$ (5,242,481)	$ (9,012,138)	$ (283,119)	$ (157,547)
Capital loss carryforward	(32,665,211)	(514,247,527)	(24,967,906)	(156,002,452)	(37,831,876)	(90,916,038)
Capital loss carryforward years of expiration	2010–2011	2009–2011	2010–2011	2009–2011	2009–2011	2005–2011

At February 29, 2004, the Funds' aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes was as follows:

	European Equity	International Equity	Japanese Equity	International Growth Opportunities	Emerging Markets Equity	Asia Growth
Tax Cost	$34,247,212	$509,086,874	$44,385,321	$81,051,656	$89,436,053	$54,515,070
Gross unrealized gain	3,064,914	42,946,761	3,461,057	20,036,849	18,476,955	12,670,476
Gross unrealized loss	(87,883)	(2,493,615)	(274,921)	(1,062,857)	(289,439)	(295,728)
Net unrealized security gain (loss)	$ 2,977,031	$ 40,453,146	$ 3,186,136	$18,973,992	$18,187,516	$12,374,748

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

8. OTHER MATTERS

As of February 29, 2004 the following Goldman Sachs Asset Allocation Portfolios were beneficial owners of the Emerging Markets Equity Fund with amounts greater than 5% (as a percentage of outstanding shares) as follows:

Fund	Goldman Sachs Growth and Income Strategy Portfolio	Goldman Sachs Growth Strategy Portfolio	Goldman Sachs Aggressive Growth Strategy Portfolio
Emerging Markets Equity	14%	15%	10%

9. SUBSEQUENT EVENTS

Legal Proceedings — A purported class and derivative action lawsuit was filed on April 2, 2004 in the United States District Court for the Southern District of New York against Goldman Sachs Asset Management, L.P. (''GSAM'') and certain related parties, including certain Goldman Sachs Funds and the Trustees and Officers of the Trust. The action alleges violations of the Act, the Investment Advisers Act of 1940 and common law breach of fiduciary duty. The complaint alleges, among other things, that during the Class Period, GSAM charged the Goldman Sachs Funds improper Rule 12b-1 fees; made improper brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds; and made untrue statements of material fact in registration statements and reports filed pursuant to the Act. Based on currently available information, GSAM believes that the likelihood that the purported class action lawsuit will have a material adverse impact on the Funds is remote, and the pending action is not likely to materially affect its ability to provide investment management services to its clients, including the Goldman Sachs Funds.

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

10. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended February 29, 2004 is as follows:

	European Equity Fund		International Equity Fund	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	816,622	$ 7,564,905	4,187,135	$ 61,612,255
Reinvestment of dividends and distributions	18,156	169,761	918,846	13,148,863
Shares repurchased	(2,080,065)	(18,192,032)	(6,340,356)	(93,430,430)
	(1,245,287)	(10,457,366)	(1,234,375)	(18,669,312)
Class B Shares				
Shares sold	39,756	361,994	47,705	695,634
Reinvestment of dividends and distributions	1,206	10,976	74,329	1,033,915
Shares repurchased	(19,340)	(172,211)	(239,200)	(3,451,447)
	21,622	200,759	(117,166)	(1,721,898)
Class C Shares				
Shares sold	18,504	175,573	171,946	2,450,651
Reinvestment of dividends and distributions	614	5,584	41,693	570,777
Shares repurchased	(9,941)	(92,888)	(158,105)	(2,259,560)
	9,177	88,269	55,534	761,868
Institutional Shares				
Shares sold	14,320	144,507	1,546,363	22,989,178
Reinvestment of dividends and distributions	3,224	30,469	248,544	3,621,293
Shares repurchased	(69,915)	(625,900)	(9,692,055)	(143,938,885)
	(52,371)	(450,924)	(7,897,148)	(117,328,414)
Service Shares				
Shares sold	—	—	10,435	152,356
Reinvestment of dividends and distributions	2	18	1,979	28,474
Shares repurchased	—	—	(39,461)	(575,660)
	2	18	(27,047)	(394,830)
NET INCREASE (DECREASE)	(1,266,857)	$(10,619,244)	(9,220,202)	$(137,352,586)

Japanese Equity Fund		International Growth Opportunities Fund		Emerging Markets Equity Fund		Asia Growth Fund	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
2,385,089	$19,553,311	1,770,198	$18,469,680	1,616,526	$ 16,864,191	2,994,037	$ 30,183,706
1,536	12,025	4,451	46,560	11,308	112,514	22,093	226,894
(821,023)	(6,555,609)	(911,678)	(9,227,481)	(646,889)	(6,578,313)	(2,593,933)	(25,446,584)
1,565,602	13,009,727	862,971	9,288,759	980,945	10,398,392	422,197	4,964,016
49,414	$ 388,220	149,793	$ 1,629,181	131,041	$ 1,319,600	136,159	$ 1,404,595
—	—	80	811	359	3,488	1,008	10,015
(31,387)	(254,753)	(15,034)	(149,478)	(16,758)	(161,828)	(74,152)	(724,094)
18,027	133,467	134,839	1,480,514	114,642	1,161,260	63,015	690,516
62,566	$ 493,186	127,223	$ 1,383,081	33,846	$ 349,603	60,591	$ 585,611
—	—	—	—	—	—	516	5,101
(63,263)	(498,958)	(21,102)	(221,667)	(30,740)	(296,639)	(48,169)	(464,971)
(697)	(5,772)	106,121	1,161,414	3,106	52,964	12,938	125,741
480,856	$ 4,082,685	58,545	$ 689,544	483,054	$ 5,265,231	900,209	$ 10,343,036
4,064	32,714	16,247	175,463	33,124	341,839	5,823	62,537
(98,225)	(839,988)	(28,709)	(315,136)	(4,139,645)	(39,741,178)	(65,540)	(732,028)
386,695	3,275,411	46,083	549,871	(3,623,467)	(34,134,108)	840,492	9,673,545
—	—	3,487	40,912	42,721	445,059	—	—
—	—	18	194	247	2,427	—	—
—	—	(1,450)	(14,138)	(9,194)	(92,825)	—	—
—	—	2,055	26,968	33,774	354,661	—	—
1,969,627	$16,412,833	1,152,069	$12,507,526	(2,491,000)	$(22,166,831)	1,338,642	$ 15,453,818

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

10. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2003 is as follows:

	European Equity Fund		International Equity Fund	
	Shares	**Dollars**	**Shares**	**Dollars**
Class A Shares				
Shares sold	10,256,797	$ 75,171,422	89,447,485	$ 1,053,625,414
Reinvestment of dividends and distributions	570	4,316	328,547	3,932,820
Shares repurchased	(11,041,536)	(80,198,026)	(105,265,440)	(1,250,036,901)
	(784,169)	(5,022,288)	(15,489,408)	(192,478,667)
Class B Shares				
Shares sold	31,887	232,910	95,189	1,127,709
Reinvestment of dividends and distributions	—	—	19,108	222,793
Shares repurchased	(48,604)	(340,046)	(647,227)	(7,481,620)
	(16,717)	(107,136)	(532,930)	(6,131,118)
Class C Shares				
Shares sold	2,276,113	15,645,546	1,385,513	15,504,806
Reinvestment of dividends and distributions	—	—	10,099	116,042
Shares repurchased	(2,250,226)	(15,662,487)	(1,429,109)	(16,159,439)
	25,887	(16,941)	(33,497)	(538,591)
Institutional Shares				
Shares sold	29,946	224,039	27,267,069	329,988,218
Reinvestment of dividends and distributions	7,072	53,040	435,460	5,299,556
Shares repurchased	(396,424)	(2,748,321)	(44,115,492)	(541,581,597)
	(359,406)	(2,471,242)	(16,412,963)	(206,293,823)
Service Shares				
Shares sold	—	—	95,648	1,181,326
Reinvestment of dividends and distributions	1	11	4,909	58,512
Shares repurchased	—	—	(399,618)	(5,099,587)
	1	11	(299,061)	(3,859,749)
NET INCREASE (DECREASE)	(1,134,404)	$ (7,617,596)	(32,767,859)	$ (409,301,948)

	Japanese Equity Fund		International Growth Opportunities Fund		Emerging Markets Equity Fund		Asia Growth Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	5,694,712	$ 36,774,841	29,964,249	$ 217,378,512	5,057,077	$ 35,440,517	10,410,433	$ 79,584,955
	—	—	—	—	—	—	—	—
	(5,300,886)	(34,916,161)	(33,156,269)	(241,988,879)	(5,516,992)	(38,795,489)	(10,092,440)	(77,790,114)
	393,826	1,858,680	(3,192,020)	(24,610,367)	(459,915)	(3,354,972)	317,993	1,794,841
	23,642	160,469	42,544	312,568	17,927	135,238	68,709	545,819
	—	—	—	—	—	—	—	—
	(46,825)	(306,791)	(49,662)	(391,068)	(50,743)	(351,275)	(85,935)	(653,173)
	(23,183)	(146,322)	(7,118)	(78,500)	(32,816)	(216,037)	(17,226)	(107,354)
	1,824,351	12,017,915	831,069	5,835,339	906,079	6,008,601	1,487,244	11,091,814
	—	—	—	—	—	—	—	—
	(1,893,238)	(12,549,409)	(823,644)	(5,783,869)	(897,749)	(5,974,783)	(1,478,282)	(11,135,756)
	(68,887)	(531,494)	7,425	51,470	8,330	33,818	8,962	(43,942)
	484,323	3,366,261	4,051,252	30,795,863	1,741,423	12,877,158	9,948,450	74,900,192
	—	—	—	—	—	—	—	—
	(640,458)	(4,379,299)	(6,066,789)	(48,370,958)	(2,587,761)	(19,570,811)	(10,079,904)	(76,967,352)
	(156,135)	(1,013,038)	(2,015,537)	(17,575,095)	(846,338)	(6,693,653)	(131,454)	(2,067,160)
	—	—	3,757	30,633	15,227	114,973	—	—
	—	—	—	—	—	—	—	—
	—	—	(868)	(6,970)	(1,802)	(12,044)	—	—
	—	—	2,889	23,663	13,425	102,929	—	—
	145,621	$ 167,826	(5,204,361)	$ (42,188,829)	(1,317,314)	$(10,127,915)	178,275	$ (423,615)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders		
		Net investment income gain (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)							
2004 - Class A Shares	$ 8.23	$(0.04)[c]	$ 2.02	$ 1.98	$(0.07)	$ —	$(0.07)
2004 - Class B Shares	8.01	(0.06)[c]	1.96	1.90	(0.05)	—	(0.05)
2004 - Class C Shares	8.02	(0.06)[c]	1.96	1.90	(0.06)	—	(0.06)
2004 - Institutional Shares	8.36	(0.01)[c]	2.04	2.03	(0.13)	—	(0.13)
2004 - Service Shares	8.25	(0.03)[c]	2.02	1.99	(0.10)	—	(0.10)
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	7.64	0.04[c]	0.55	0.59	—[d]	—	—[d]
2003 - Class B Shares	7.48	0.02[c]	0.51	0.53	—	—	—
2003 - Class C Shares	7.48	0.02[c]	0.52	0.54	—	—	—
2003 - Institutional Shares	7.80	0.07[c]	0.58	0.65	(0.09)	—	(0.09)
2003 - Service Shares	7.70	0.07[c]	0.54	0.61	(0.06)	—	(0.06)
2002 - Class A Shares	9.31	0.01[c]	(1.40)	(1.39)	—	(0.28)	(0.28)
2002 - Class B Shares	9.17	(0.02)[c]	(1.39)	(1.41)	—	(0.28)	(0.28)
2002 - Class C Shares	9.18	(0.01)[c]	(1.41)	(1.42)	—	(0.28)	(0.28)
2002 - Institutional Shares	9.46	0.07[c]	(1.45)	(1.38)	—	(0.28)	(0.28)
2002 - Service Shares	9.38	0.06[c]	(1.46)	(1.40)	—	(0.28)	(0.28)
2001 - Class A Shares	13.82	(0.02)[c]	(2.93)	(2.95)	—	(1.56)	(1.56)
2001 - Class B Shares	13.69	(0.07)[c]	(2.89)	(2.96)	—	(1.56)	(1.56)
2001 - Class C Shares	13.72	(0.07)[c]	(2.91)	(2.98)	—	(1.56)	(1.56)
2001 - Institutional Shares	14.00	0.08[c]	(3.00)	(2.92)	(0.06)	(1.56)	(1.62)
2001 - Service Shares	13.86	0.02[c]	(2.94)	(2.92)	—	(1.56)	(1.56)
2000 - Class A Shares	11.75	—[c]	2.78	2.78	—	(0.71)	(0.71)
2000 - Class B Shares	11.71	(0.04)[c]	2.73	2.69	—	(0.71)	(0.71)
2000 - Class C Shares	11.72	(0.04)[c]	2.75	2.71	—	(0.71)	(0.71)
2000 - Institutional Shares	11.82	0.10[c]	2.79	2.89	—	(0.71)	(0.71)
2000 - Service Shares	11.76	0.01[c]	2.80	2.81	—	(0.71)	(0.71)
FOR THE SEVEN MONTHS ENDED AUGUST 31,							
1999 - Class A Shares	12.20	0.05	(0.50)	(0.45)	—	—	—
1999 - Class B Shares	12.19	0.03	(0.51)	(0.48)	—	—	—
1999 - Class C Shares	12.20	0.04	(0.52)	(0.48)	—	—	—
1999 - Institutional Shares	12.23	0.18	(0.59)	(0.41)	—	—	—
1999 - Service Shares	12.20	0.08	(0.52)	(0.44)	—	—	—
FOR THE PERIOD ENDED JANUARY 31,							
1999 - Class A Shares (commenced October 1, 1998)	10.00	(0.03)	2.23	2.20	—	—	—
1999 - Class B Shares (commenced October 1, 1998)	10.00	(0.02)	2.21	2.19	—	—	—
1999 - Class C Shares (commenced October 1, 1998)	10.00	(0.01)	2.21	2.20	—	—	—
1999 - Institutional Shares (commenced October 1, 1998)	10.00	(0.01)	2.24	2.23	—	—	—
1999 - Service Shares (commenced October 1, 1998)	10.00	(0.03)	2.23	2.20	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Amount is less than $0.005 per share.

The accompanying notes are an integral part of these financial statements.

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$10.14	24.09%	$ 28,553	1.79%[b]	(0.87)%[b]	2.62%[b]	(1.70)%[b]	31%
9.86	23.82	2,339	2.29[b]	(1.38)[b]	3.12[b]	(2.21)[b]	31
9.86	23.87	1,175	2.29[b]	(1.37)[b]	3.12[b]	(2.20)[b]	31
10.26	24.47	2,662	1.14[b]	(0.23)[b]	1.97[b]	(1.06)[b]	31
10.14	24.23	2	1.64[b]	(0.70)[b]	2.47[b]	(1.53)[b]	31
8.23	7.74	33,429	1.82	0.61	2.89	(0.46)	131
8.01	7.23	1,727	2.32	0.21	3.39	(0.86)	131
8.02	7.09	882	2.32	0.26	3.39	(0.81)	131
8.36	8.49	2,606	1.17	0.98	2.24	(0.09)	131
8.25	7.96	2	1.67	0.98	2.74	(0.09)	131
7.64	(15.31)	37,017	1.81	0.16	2.54	(0.57)	88
7.48	(15.88)	1,737	2.31	(0.21)	3.04	(0.94)	88
7.48	(15.86)	629	2.31	(0.17)	3.04	(0.90)	88
7.80	(14.95)	5,238	1.16	0.82	1.89	0.09	88
7.70	(15.29)	2	1.66	0.64	2.39	(0.09)	88
9.31	(23.47)	90,347	1.79	(0.16)	2.17	(0.54)	110
9.17	(23.80)	2,727	2.29	(0.63)	2.67	(1.01)	110
9.18	(23.89)	1,195	2.29	(0.64)	2.67	(1.02)	110
9.46	(22.94)	10,713	1.14	0.71	1.52	0.33	110
9.38	(23.16)	2	1.64	0.14	2.02	(0.24)	110
13.82	24.04	139,966	1.79	0.02	2.17	(0.36)	98
13.69	23.32	4,538	2.29	(0.27)	2.67	(0.65)	98
13.72	23.48	1,482	2.29	(0.26)	2.67	(0.64)	98
14.00	24.85	14,630	1.14	0.70	1.52	0.32	98
13.86	24.28	2	1.64	0.09	2.02	(0.29)	98
11.75	(3.69)	74,862	1.79[b]	0.80[b]	2.29[b]	0.30[b]	55
11.71	(3.94)	879	2.29[b]	0.43[b]	2.79[b]	(0.07)[b]	55
11.72	(3.93)	388	2.29[b]	0.42[b]	2.79[b]	(0.08)[b]	55
11.82	(3.35)	5,965	1.14[b]	1.53[b]	1.64[b]	1.03[b]	55
11.76	(3.61)	2	1.64[b]	1.10[b]	2.14[b]	0.60[b]	55
12.20	22.00	61,151	1.79[b]	(1.19)[b]	2.80[b]	(2.20)[b]	71
12.19	21.90	432	2.29[b]	(1.78)[b]	3.30[b]	(2.79)[b]	71
12.20	22.00	587	2.29[b]	(1.83)[b]	3.30[b]	(2.84)[b]	71
12.23	22.30	12,740	1.14[b]	(0.33)[b]	2.15[b]	(1.34)[b]	71
12.20	22.00	2	1.64[b]	(0.69)[b]	2.65[b]	(1.70)[b]	71

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29,								
2004 - Class A Shares	$13.41	$(0.06)[c]	$ 3.11	$ 3.05	$(0.66)	$ —	$ —	$(0.66)
2004 - Class B Shares	13.02	(0.09)[c]	3.02	2.93	(0.60)	—	—	(0.60)
2004 - Class C Shares	12.83	(0.09)[c]	2.97	2.88	(0.61)	—	—	(0.61)
2004 - Institutional Shares	13.70	—[c][d]	3.16	3.16	(0.75)	—	—	(0.75)
2004 - Service Shares	13.38	(0.04)[c]	3.10	3.06	(0.54)	—	—	(0.54)
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	12.97	0.03[c]	0.56	0.59	(0.15)	—	—	(0.15)
2003 - Class B Shares	12.61	(0.02)[c]	0.53	0.51	(0.10)	—	—	(0.10)
2003 - Class C Shares	12.46	(0.01)[c]	0.51	0.50	(0.13)	—	—	(0.13)
2003 - Institutional Shares	13.32	0.10[c]	0.58	0.68	(0.30)	—	—	(0.30)
2003 - Service Shares	13.00	0.06[c]	0.55	0.61	(0.23)	—	—	(0.23)
2002 - Class A Shares	15.64	—[c][d]	(2.61)	(2.61)	(0.06)	—	—	(0.06)
2002 - Class B Shares	15.23	(0.06)[c]	(2.56)	(2.62)	—	—	—	—
2002 - Class C Shares	15.05	(0.06)[c]	(2.53)	(2.59)	—	—	—	—
2002 - Institutional Shares	16.09	0.13[c]	(2.72)	(2.59)	(0.18)	—	—	(0.18)
2002 - Service Shares	15.71	0.04[c]	(2.64)	(2.60)	(0.11)	—	—	(0.11)
2001 - Class A Shares	23.59	(0.02)[c]	(5.80)	(5.82)	—	—	(2.13)	(2.13)
2001 - Class B Shares	23.14	(0.12)[c]	(5.66)	(5.78)	—	—	(2.13)	(2.13)
2001 - Class C Shares	22.89	(0.11)[c]	(5.60)	(5.71)	—	—	(2.13)	(2.13)
2001 - Institutional Shares	24.06	0.11[c]	(5.95)	(5.84)	—	—	(2.13)	(2.13)
2001 - Service Shares	23.65	0.02[c]	(5.83)	(5.81)	—	—	(2.13)	(2.13)
2000 - Class A Shares	23.12	(0.03)[c]	3.41	3.38	(0.10)	(0.24)	(2.57)	(2.91)
2000 - Class B Shares	22.73	(0.16)[c]	3.38	3.22	(0.07)	(0.17)	(2.57)	(2.81)
2000 - Class C Shares	22.54	(0.14)[c]	3.35	3.21	(0.09)	(0.20)	(2.57)	(2.86)
2000 - Institutional Shares	23.49	0.14[c]	3.46	3.60	(0.14)	(0.32)	(2.57)	(3.03)
2000 - Service Shares	23.14	(0.01)[c]	3.45	3.44	(0.11)	(0.25)	(2.57)	(2.93)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	21.92	0.04	1.16	1.20	—	—	—	—
1999 - Class B Shares	21.63	(0.02)	1.12	1.10	—	—	—	—
1999 - Class C Shares	21.45	(0.03)	1.12	1.09	—	—	—	—
1999 - Institutional Shares	22.20	0.12[c]	1.17[c]	1.29	—	—	—	—
1999 - Service Shares	21.93	0.06	1.15	1.21	—	—	—	—
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	19.85	(0.06)	3.24	3.18	—	—	(1.11)	(1.11)
1999 - Class B Shares	19.70	(0.17)	3.21	3.04	—	—	(1.11)	(1.11)
1999 - Class C Shares	19.56	(0.15)	3.15	3.00	—	—	(1.11)	(1.11)
1999 - Institutional Shares	19.97	0.03	3.31	3.34	—	—	(1.11)	(1.11)
1999 - Service Shares	19.84	(0.04)	3.24	3.20	—	—	(1.11)	(1.11)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Less than $0.005 per share.

| | | | | | Ratios assuming no expense reductions | | |
Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
$15.80	23.22%	$ 349,549	1.79%[b]	(0.76)%[b]	1.85%[b]	(0.82)%[b]	48%
15.35	22.96	29,363	2.29[b]	(1.26)[b]	2.35[b]	(1.32)[b]	48
15.10	22.97	17,090	2.29[b]	(1.27)[b]	2.35[b]	(1.33)[b]	48
16.11	23.66	103,776	1.14[b]	(0.04)[b]	1.20[b]	(0.10)[b]	48
15.90	23.27	1,080	1.64[b]	(0.57)[b]	1.70[b]	(0.63)[b]	48
13.41	4.69	313,197	1.80	0.29	1.87	0.22	62
13.02	4.17	26,438	2.30	(0.18)	2.37	(0.25)	62
12.83	4.17	13,814	2.30	(0.12)	2.37	(0.19)	62
13.70	5.39	196,494	1.15	0.82	1.22	0.75	62
13.38	4.93	1,270	1.65	0.52	1.72	0.45	62
12.97	(16.76)	503,843	1.80	0.01	1.86	(0.05)	118
12.61	(17.20)	32,317	2.30	(0.43)	2.36	(0.49)	118
12.46	(17.21)	13,832	2.30	(0.40)	2.36	(0.46)	118
13.32	(16.22)	409,736	1.15	0.90	1.21	0.84	118
13.00	(16.63)	5,122	1.65	0.25	1.71	0.19	118
15.64	(26.49)	1,068,155	1.79	(0.10)	1.83	(0.14)	63
15.23	(26.86)	49,019	2.29	(0.64)	2.33	(0.68)	63
15.05	(26.85)	17,665	2.29	(0.62)	2.33	(0.66)	63
16.09	(26.03)	292,298	1.14	0.57	1.18	0.53	63
15.71	(26.41)	5,621	1.64	0.12	1.68	0.08	63
23.59	14.68	1,343,869	1.79	(0.12)	1.84	(0.17)	80
23.14	14.20	80,274	2.29	(0.65)	2.34	(0.70)	80
22.89	14.28	22,031	2.29	(0.59)	2.34	(0.64)	80
24.06	15.45	325,161	1.14	0.54	1.19	0.49	80
23.65	15.00	3,789	1.64	(0.02)	1.69	(0.07)	80
23.12	5.47	943,473	1.79[b]	0.31[b]	1.84[b]	0.26[b]	61
22.73	5.09	68,691	2.29[b]	(0.19)[b]	2.34[b]	(0.24)[b]	61
22.54	5.08	11,241	2.29[b]	(0.26)[b]	2.34[b]	(0.31)[b]	61
23.49	5.81	180,564	1.14[b]	0.89[b]	1.19[b]	0.84[b]	61
23.14	5.52	3,852	1.64[b]	0.47[b]	1.69[b]	0.42[b]	61
21.92	16.39	947,973	1.73	(0.28)	1.82	(0.37)	114
21.63	15.80	69,231	2.24	(0.79)	2.32	(0.87)	114
21.45	15.70	11,619	2.24	(0.98)	2.32	(1.06)	114
22.20	17.09	111,315	1.13	0.23	1.21	0.15	114
21.93	16.49	3,568	1.63	(0.18)	1.71	(0.26)	114

Financial Highlights
Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment loss	Net realized and unrealized gains (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)								
2004 - Class A Shares	$7.39	$(0.05)(c)	$ 1.10	$ 1.05	$(0.01)	$ —	$ —	$(0.01)
2004 - Class B Shares	7.19	(0.06)(c)	1.06	1.00	—	—	—	—
2004 - Class C Shares	7.18	(0.06)(c)	1.05	0.99	—	—	—	—
2004 - Institutional Shares	7.62	(0.02)(c)	1.12	1.10	(0.04)	—	—	(0.04)
2004 - Service Shares	7.47	(0.03)(c)	1.12	1.09	(0.01)	—	—	(0.01)
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	7.70	(0.06)(c)	(0.25)	(0.31)	—	—	—	—
2003 - Class B Shares	7.55	(0.09)(c)	(0.27)	(0.36)	—	—	—	—
2003 - Class C Shares	7.53	(0.09)(c)	(0.26)	(0.35)	—	—	—	—
2003 - Institutional Shares	7.90	(0.02)(c)	(0.26)	(0.28)	—	—	—	—
2003 - Service Shares	7.77	(0.04)(c)	(0.26)	(0.30)	—	—	—	—
2002 - Class A Shares	8.82	(0.09)(c)	(0.95)	(1.04)	—	—	(0.08)	(0.08)
2002 - Class B Shares	8.69	(0.13)(c)	(0.93)	(1.06)	—	—	(0.08)	(0.08)
2002 - Class C Shares	8.67	(0.13)(c)	(0.93)	(1.06)	—	—	(0.08)	(0.08)
2002 - Institutional Shares	9.00	(0.04)(c)	(0.98)	(1.02)	—	—	(0.08)	(0.08)
2002 - Service Shares	8.88	(0.07)(c)	(0.96)	(1.03)	—	—	(0.08)	(0.08)
2001 - Class A Shares	15.77	(0.14)(c)	(5.80)	(5.94)	—	—	(1.01)	(1.01)
2001 - Class B Shares	15.63	(0.20)(c)	(5.73)	(5.93)	—	—	(1.01)	(1.01)
2001 - Class C Shares	15.58	(0.19)(c)	(5.71)	(5.90)	—	—	(1.01)	(1.01)
2001 - Institutional Shares	15.96	(0.08)(c)	(5.87)	(5.95)	—	—	(1.01)	(1.01)
2001 - Service Shares	15.83	(0.11)(c)	(5.83)	(5.94)	—	—	(1.01)	(1.01)
2000 - Class A Shares	16.24	(0.20)(c)	1.67	1.47	—	(0.21)	(1.73)	(1.94)
2000 - Class B Shares	16.14	(0.28)(c)	1.68	1.40	—	(0.18)	(1.73)	(1.91)
2000 - Class C Shares	16.16	(0.28)(c)	1.64	1.36	—	(0.21)	(1.73)	(1.94)
2000 - Institutional Shares	16.36	(0.09)(c)	1.67	1.58	—	(0.25)	(1.73)	(1.98)
2000 - Service Shares	16.22	(0.16)(c)	1.65	1.49	—	(0.15)	(1.73)	(1.88)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	11.06	(0.06)	5.24	5.18	—	—	—	—
1999 - Class B Shares	11.03	(0.09)	5.20	5.11	—	—	—	—
1999 - Class C Shares	11.04	(0.08)	5.20	5.12	—	—	—	—
1999 - Institutional Shares	11.10	(0.03)	5.29	5.26	—	—	—	—
1999 - Service Shares	11.04	(0.06)	5.24	5.18	—	—	—	—
FOR THE PERIOD ENDED JANUARY 31,								
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.06)	1.12	1.06	—	—	—	—
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.08)	1.11	1.03	—	—	—	—
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.09)	1.13	1.04	—	—	—	—
1999 - Institutional Shares (commenced May 1, 1998)	10.00	(0.02)	1.13	1.11	—	(0.01)	—	(0.01)
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.05)	1.09	1.04	—	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment loss to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of total expenses to average net assets	Ratio of net investment loss to average net assets	
$ 8.43	14.15%	$34,971	1.80%[b]	(1.14)%[b]	2.62%[b]	(1.96)%[b]	30%
8.19	13.91	1,919	2.30[b]	(1.60)[b]	3.12[b]	(2.42)[b]	30
8.17	13.79	2,026	2.30[b]	(1.60)[b]	3.12[b]	(2.42)[b]	30
8.68	14.54	9,114	1.15[b]	(0.51)[b]	1.97[b]	(1.33)[b]	30
8.55	14.59	2	1.65[b]	(0.82)[b]	2.47[b]	(1.64)[b]	30
7.39	(4.03)	19,088	1.84	(0.91)	3.15	(2.22)	115
7.19	(4.77)	1,556	2.34	(1.40)	3.65	(2.71)	115
7.18	(4.65)	1,784	2.34	(1.40)	3.65	(2.71)	115
7.62	(3.54)	5,057	1.19	(0.34)	2.50	(1.65)	115
7.47	(3.86)	1	1.69	(0.54)	3.00	(1.85)	115
7.70	(11.84)	16,863	1.83	(1.11)	3.19	(2.47)	98
7.55	(12.25)	1,807	2.33	(1.59)	3.69	(2.95)	98
7.53	(12.28)	2,389	2.33	(1.60)	3.69	(2.96)	98
7.90	(11.38)	6,480	1.18	(0.45)	2.54	(1.81)	98
7.77	(11.65)	1	1.68	(0.88)	3.04	(2.24)	98
8.82	(39.60)	19,289	1.80	(1.19)	2.29	(1.68)	75
8.69	(39.90)	2,281	2.30	(1.67)	2.79	(2.16)	75
8.67	(39.84)	2,242	2.30	(1.65)	2.79	(2.14)	75
9.00	(39.16)	2,285	1.15	(0.64)	1.64	(1.13)	75
8.88	(39.44)	2	1.65	(0.94)	2.14	(1.43)	75
15.77	8.47	69,741	1.74	(1.20)	2.10	(1.56)	61
15.63	8.12	5,783	2.24	(1.67)	2.60	(2.03)	61
15.58	7.82	4,248	2.24	(1.66)	2.60	(2.02)	61
15.96	9.14	27,768	1.09	(0.53)	1.45	(0.89)	61
15.83	8.65	3	1.59	(0.94)	1.95	(1.30)	61
16.24	46.84	34,279	1.70[b]	(1.17)[b]	2.62[b]	(2.09)[b]	45
16.14	46.33	4,219	2.20[b]	(1.57)[b]	3.12[b]	(2.49)[b]	45
16.16	46.41	3,584	2.20[b]	(1.81)[b]	3.12[b]	(2.73)[b]	45
16.36	47.40	22,709	1.05[b]	(0.37)[b]	1.97[b]	(1.29)[b]	45
16.22	46.92	3	1.55[b]	(0.74)[b]	2.47[b]	(1.66)[b]	45
11.06	10.60	8,391	1.64[b]	(1.20)[b]	4.18[b]	(3.74)[b]	53
11.03	10.30	1,427	2.15[b]	(1.76)[b]	4.69[b]	(4.30)[b]	53
11.04	10.40	284	2.15[b]	(1.69)[b]	4.69[b]	(4.23)[b]	53
11.10	11.06	11,418	1.03[b]	(0.36)[b]	3.57[b]	(2.90)[b]	53
11.04	10.43	2	1.53[b]	(0.68)[b]	4.07[b]	(3.22)[b]	53

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment gain (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)								
2004 - Class A Shares	$ 9.22	$(0.04)[(c)]	$ 2.67	$ 2.63	$(0.01)	$ —	$ —	$(0.01)
2004 - Class B Shares	8.99	(0.07)[(c)]	2.62	2.55	(0.01)	—	—	(0.01)
2004 - Class C Shares	8.98	(0.07)[(c)]	2.62	2.55	—	—	—	—
2004 - Institutional Shares	9.55	(0.01)[(c)]	2.78	2.77	(0.08)	—	—	(0.08)
2004 - Service Shares	9.29	(0.03)[(c)]	2.69	2.66	(0.05)	—	—	(0.05)
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	7.96	—[(c)(d)]	1.26	1.26	—	—	—	—
2003 - Class B Shares	7.81	(0.03)[(c)]	1.21	1.18	—	—	—	—
2003 - Class C Shares	7.80	(0.03)[(c)]	1.21	1.18	—	—	—	—
2003 - Institutional Shares	8.20	0.06 [(c)]	1.29	1.35	—	—	—	—
2003 - Service Shares	8.01	0.03 [(c)]	1.25	1.28	—	—	—	—
2002 - Class A Shares	9.81	(0.07)[(c)]	(1.78)	(1.85)	—	—	—	—
2002 - Class B Shares	9.66	(0.11)[(c)]	(1.74)	(1.85)	—	—	—	—
2002 - Class C Shares	9.66	(0.11)[(c)]	(1.75)	(1.86)	—	—	—	—
2002 - Institutional Shares	10.03	(0.01)[(c)]	(1.82)	(1.83)	—	—	—	—
2002 - Service Shares	9.85	(0.04)[(c)]	(1.80)	(1.84)	—	—	—	—
2001 - Class A Shares	16.12	(0.12)[(c)]	(5.21)	(5.33)	—	—	(0.98)	(0.98)
2001 - Class B Shares	15.98	(0.18)[(c)]	(5.16)	(5.34)	—	—	(0.98)	(0.98)
2001 - Class C Shares	15.97	(0.17)[(c)]	(5.16)	(5.33)	—	—	(0.98)	(0.98)
2001 - Institutional Shares	16.37	(0.05)[(c)]	(5.31)	(5.36)	—	—	(0.98)	(0.98)
2001 - Service Shares	16.16	(0.10)[(c)]	(5.23)	(5.33)	—	—	(0.98)	(0.98)
2000 - Class A Shares	13.24	(0.12)[(c)]	3.52	3.40	—	—	(0.52)	(0.52)
2000 - Class B Shares	13.19	(0.18)[(c)]	3.49	3.31	—	—	(0.52)	(0.52)
2000 - Class C Shares	13.19	(0.19)[(c)]	3.49	3.30	—	—	(0.52)	(0.52)
2000 - Institutional Shares	13.35	(0.03)[(c)]	3.57	3.54	—	—	(0.52)	(0.52)
2000 - Service Shares	13.24	(0.10)[(c)]	3.54	3.44	—	—	(0.52)	(0.52)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	10.62	(0.03)	2.65	2.62	—	—	—	—
1999 - Class B Shares	10.61	(0.08)[(c)]	2.66	2.58	—	—	—	—
1999 - Class C Shares	10.61	(0.08)[(c)]	2.66	2.58	—	—	—	—
1999 - Institutional Shares	10.66	—	2.69	2.69	—	—	—	—
1999 - Service Shares	10.61	(0.02)	2.65	2.63	—	—	—	—
FOR THE PERIOD ENDED JANUARY 31,								
1999 - Class A Shares (commenced May 1, 1998)	10.00	(0.04)	0.66	0.62	—	—	—	—
1999 - Class B Shares (commenced May 1, 1998)	10.00	(0.10)	0.71	0.61	—	—	—	—
1999 - Class C Shares (commenced May 1, 1998)	10.00	(0.06)	0.67	0.61	—	—	—	—
1999 - Institutional Shares (commenced May 1, 1998)	10.00	—	0.67	0.67	—	(0.01)	—	(0.01)
1999 - Service Shares (commenced May 1, 1998)	10.00	(0.02)	0.63	0.61	—	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Amount is less than $0.005 per share

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$11.84	28.59%	$ 48,548	1.89%[b]	(0.79)%[b]	2.53%[b]	(1.43)%[b]	48%
11.53	28.32	3,202	2.39[b]	(1.33)[b]	3.03[b]	(1.97)[b]	48
11.53	28.29	3,343	2.39[b]	(1.33)[b]	3.03[b]	(1.97)[b]	48
12.24	28.96	37,366	1.24[b]	(0.12)[b]	1.88[b]	(0.76)[b]	48
11.90	28.65	96	1.74[b]	(0.62)[b]	2.38[b]	(1.26)[b]	48
9.22	15.83	29,846	1.91	0.02	2.66	(0.73)	87
8.99	15.11	1,285	2.41	(0.38)	3.16	(1.13)	87
8.98	15.13	1,653	2.41	(0.44)	3.16	(1.19)	87
9.55	16.46	28,721	1.26	0.83	2.01	0.08	87
9.29	15.98	56	1.76	0.34	2.51	(0.41)	87
7.96	(18.86)	51,188	2.03	(0.77)	2.37	(1.11)	56
7.81	(19.15)	1,171	2.53	(1.22)	2.87	(1.56)	56
7.80	(19.25)	1,377	2.53	(1.23)	2.87	(1.57)	56
8.20	(18.25)	41,175	1.38	(0.12)	1.72	(0.46)	56
8.01	(18.68)	25	1.88	(0.49)	2.22	(0.83)	56
9.81	(34.26)	161,849	2.05	(1.02)	2.13	(1.10)	64
9.66	(34.64)	1,709	2.55	(1.51)	2.63	(1.59)	64
9.66	(34.60)	1,826	2.55	(1.47)	2.63	(1.55)	64
10.03	(33.90)	82,850	1.40	(0.38)	1.48	(0.46)	64
9.85	(34.17)	8	1.90	(0.86)	1.98	(0.94)	64
16.12	26.26	327,697	2.05	(0.79)	2.22	(0.96)	73
15.98	25.66	2,827	2.55	(1.16)	2.72	(1.33)	73
15.97	25.58	3,672	2.55	(1.23)	2.72	(1.40)	73
16.37	27.12	187,075	1.40	(0.19)	1.57	(0.36)	73
16.16	26.57	3	1.90	(0.63)	2.07	(0.80)	73
13.24	24.67	69,458	2.05[b]	(0.68)[b]	2.42[b]	(1.05)[b]	59
13.19	24.32	303	2.55[b]	(1.16)[b]	2.92[b]	(1.53)[b]	59
13.19	24.32	419	2.55[b]	(1.21)[b]	2.92[b]	(1.58)[b]	59
13.35	25.24	65,772	1.40[b]	(0.05)[b]	1.77[b]	(0.42)[b]	59
13.24	24.79	2	1.90[b]	(0.35)[b]	2.27[b]	(0.72)[b]	59
10.62	6.20	33,002	2.02[b]	(1.03)[b]	3.60[b]	(2.61)[b]	96
10.61	6.10	213	2.51[b]	(1.30)[b]	4.09[b]	(2.88)[b]	96
10.61	6.10	175	2.51[b]	(1.45)[b]	4.09[b]	(3.03)[b]	96
10.66	6.67	36,992	1.40[b]	(0.19)[b]	2.98[b]	(1.77)[b]	96
10.61	6.10	2	1.90[b]	(0.26)[b]	3.48[b]	(1.84)[b]	96

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income gain (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29,								
2004 - Class A Shares	$ 9.14	$ —[(c)(d)]	$ 2.43	$ 2.43	$(0.04)	$ —	$ —	$(0.04)
2004 - Class B Shares	8.91	(0.02)[(c)]	2.36	2.34	(0.02)	—	—	(0.02)
2004 - Class C Shares	8.92	(0.02)[(c)]	2.36	2.34	—	—	—	—
2004 - Institutional Shares	9.49	0.03[(c)]	2.53	2.56	(0.08)	—	—	(0.08)
2004 - Service Shares	9.06	0.02[(c)]	2.39	2.41	(0.07)	—	—	(0.07)
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	7.14	0.03[(c)]	1.97	2.00	—	—	—	—
2003 - Class B Shares	7.00	(0.01)[(c)]	1.92	1.91	—	—	—	—
2003 - Class C Shares	7.01	(0.01)[(c)]	1.92	1.91	—	—	—	—
2003 - Institutional Shares	7.37	0.08[(c)]	2.04	2.12	—	—	—	—
2003 - Service Shares	7.07	0.04[(c)]	1.95	1.99	—	—	—	—
2002 - Class A Shares	7.21	(0.04)[(c)]	(0.03)	(0.07)	—	—	—	—
2002 - Class B Shares	7.09	(0.08)[(c)]	(0.01)	(0.09)	—	—	—	—
2002 - Class C Shares	7.11	(0.08)[(c)]	(0.02)	(0.10)	—	—	—	—
2002 - Institutional Shares	7.38	0.01[(c)]	(0.02)	(0.01)	—	—	—	—
2002 - Service Shares	7.12	(0.06)[(c)]	0.01	(0.05)	—	—	—	—
2001 - Class A Shares	10.83	0.01[(c)]	(3.27)	(3.26)	—	—	(0.36)	(0.36)
2001 - Class B Shares	10.72	(0.02)[(c)]	(3.25)	(3.27)	—	—	(0.36)	(0.36)
2001 - Class C Shares	10.75	(0.03)[(c)]	(3.25)	(3.28)	—	—	(0.36)	(0.36)
2001 - Institutional Shares	11.02	0.05[(c)]	(3.33)	(3.28)	—	—	(0.36)	(0.36)
2001 - Service Shares	10.63	0.08[(c)]	(3.23)	(3.15)	—	—	(0.36)	(0.36)
2000 - Class A Shares	9.26	(0.05)[(c)]	1.62	1.57	—	—	—	—
2000 - Class B Shares	9.21	(0.11)[(c)]	1.62	1.51	—	—	—	—
2000 - Class C Shares	9.24	(0.10)[(c)]	1.61	1.51	—	—	—	—
2000 - Institutional Shares	9.37	0.01[(c)]	1.64	1.65	—	—	—	—
2000 - Service Shares	9.05	0.01[(c)]	1.57	1.58	—	—	—	—
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	7.04	(0.01)	2.23	2.22	—	—	—	—
1999 - Class B Shares	7.03	(0.03)	2.21	2.18	—	—	—	—
1999 - Class C Shares	7.05	(0.03)	2.22	2.19	—	—	—	—
1999 - Institutional Shares	7.09	0.02	2.26	2.28	—	—	—	—
1999 - Service Shares	6.87	0.01	2.17	2.18	—	—	—	—
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	9.69	0.04	(2.40)	(2.36)	(0.07)	(0.22)	—	(0.29)
1999 - Class B Shares	9.69	0.03	(2.41)	(2.38)	(0.07)	(0.21)	—	(0.28)
1999 - Class C Shares	9.70	0.01	(2.39)	(2.38)	(0.07)	(0.20)	—	(0.27)
1999 - Institutional Shares	9.70	0.06	(2.36)	(2.30)	(0.08)	(0.23)	—	(0.31)
1999 - Service Shares	9.69	(0.13)	(2.41)	(2.54)	(0.07)	(0.21)	—	(0.28)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $0.005 per share.

Net asset value, end of period	Total return[a]	Net assets at end period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$11.53	26.62%	$ 42,236	2.24%[b]	0.05%[b]	2.37%[b]	(0.08)%[b]	92%
11.23	26.26	3,089	2.74[b]	(0.38)[b]	2.87[b]	(0.51)[b]	92
11.26	26.37	1,263	2.74[b]	(0.47)[b]	2.87[b]	(0.60)[b]	92
11.97	27.06	55,206	1.59[b]	0.49[b]	1.72[b]	0.36[b]	92
11.40	26.70	618	2.09[b]	0.31[b]	2.22[b]	0.18[b]	92
9.14	28.01	24,504	2.25	0.40	2.42	0.23	82
8.91	27.29	1,428	2.75	(0.10)	2.92	(0.27)	82
8.92	27.10	972	2.75	(0.18)	2.92	(0.35)	82
9.49	28.77	78,132	1.60	1.07	1.77	0.90	82
9.06	28.15	185	2.10	0.52	2.27	0.35	82
7.14	(0.97)	22,442	2.25	(0.51)	2.56	(0.82)	104
7.00	(1.27)	1,351	2.75	(1.03)	3.06	(1.34)	104
7.01	(1.41)	706	2.75	(1.04)	3.06	(1.35)	104
7.37	(0.14)	66,920	1.60	0.13	1.91	(0.18)	104
7.07	(0.70)	50	2.10	(0.93)	2.41	(1.24)	104
7.21	(30.55)	33,827	2.24	0.11	2.49	(0.14)	139
7.09	(30.97)	1,498	2.74	(0.29)	2.99	(0.54)	139
7.11	(30.98)	656	2.74	(0.41)	2.99	(0.66)	139
7.38	(30.20)	74,483	1.59	0.63	1.84	0.38	139
7.12	(30.08)	8	1.55	0.97	2.34	0.18	139
10.83	16.95	64,279	2.11	(0.49)	2.30	(0.68)	125
10.72	16.40	2,187	2.61	(1.00)	2.80	(1.19)	125
10.75	16.34	1,304	2.61	(0.96)	2.80	(1.15)	125
11.02	17.61	145,774	1.46	0.13	1.65	(0.06)	125
10.63	17.46	2	1.96	0.14	2.15	(0.05)	125
9.26	31.53	65,698	2.04[b]	(0.15)[b]	2.41[b]	(0.52)[b]	63
9.21	31.01	972	2.54[b]	(0.71)[b]	2.91[b]	(1.08)[b]	63
9.24	31.06	1,095	2.54[b]	(0.85)[b]	2.91[b]	(1.22)[b]	63
9.37	32.16	108,574	1.39[b]	0.50[b]	1.76[b]	0.13[b]	63
9.05	31.73	2	1.89[b]	0.12[b]	2.26[b]	(0.25)[b]	63
7.04	(24.32)	52,704	2.09	0.80	2.53	0.36	154
7.03	(24.51)	459	2.59	0.19	3.03	(0.25)	154
7.05	(24.43)	273	2.59	0.28	3.03	(0.16)	154
7.09	(23.66)	90,189	1.35	1.59	1.79	1.15	154
6.87	(26.17)	1	1.85	(1.84)	2.29	(2.28)	154

Financial Highlights
Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
		Income from investment operations			**Distributions to shareholders**		
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)							
2004 - Class A Shares	$ 9.37	$(0.02)[(c)]	$ 2.31	$ 2.29	$(0.07)	$ —	$(0.07)
2004 - Class B Shares	9.04	(0.04)[(c)]	2.22	2.18	(0.03)	—	(0.03)
2004 - Class C Shares	9.00	(0.04)[(c)]	2.21	2.17	(0.04)	—	(0.04)
2004 - Institutional Shares	9.82	0.02[(c)]	2.41	2.43	(0.11)	—	(0.11)
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	8.65	0.07[(c)]	0.65	0.72	—	—	—
2003 - Class B Shares	8.39	0.02[(c)]	0.63	0.65	—	—	—
2003 - Class C Shares	8.37	0.03[(c)]	0.60	0.63	—	—	—
2003 - Institutional Shares	8.97	0.21[(c)]	0.64	0.85	—	—	—
2002 - Class A Shares	8.07	0.06[(c)]	0.52	0.58	—	—	—
2002 - Class B Shares	7.87	0.01[(c)]	0.51	0.52	—	—	—
2002 - Class C Shares	7.85	0.02[(c)]	0.50	0.52	—	—	—
2002 - Institutional Shares	8.32	0.12[(c)]	0.53	0.65	—	—	—
2001 - Class A Shares	11.16	0.04[(c)]	(3.13)	(3.09)	—	—	—
2001 - Class B Shares	10.91	—[(c)(d)]	(3.04)	(3.04)	—	—	—
2001 - Class C Shares	10.88	(0.01)[(c)]	(3.02)	(3.03)	—	—	—
2001 - Institutional Shares	11.41	0.13[(c)]	(3.22)	(3.09)	—	—	—
2000 - Class A Shares	11.07	(0.05)[(c)]	0.14	0.09	—	—	—
2000 - Class B Shares	10.88	(0.11)[(c)]	0.14	0.03	—	—	—
2000 - Class C Shares	10.85	(0.11)[(c)]	0.14	0.03	—	—	—
2000 - Institutional Shares	11.24	0.01[(c)]	0.16	0.17	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	7.79	(0.02)	3.30	3.28	—	—	—
1999 - Class B Shares	7.68	(0.04)	3.24	3.20	—	—	—
1999 - Class C Shares	7.68	(0.04)	3.21	3.17	—	—	—
1999 - Institutional Shares	7.91	0.01	3.36	3.37	—	(0.04)	(0.04)
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	8.38	0.07	(0.66)	(0.59)	—	—	—
1999 - Class B Shares	8.31	0.01	(0.64)	(0.63)	—	—	—
1999 - Class C Shares	8.29	—	(0.61)	(0.61)	—	—	—
1999 - Institutional Shares	8.44	0.03	(0.56)	(0.53)	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Less than $0.005 per share.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$11.59	24.57%	$ 48,268	1.85%[b]	(0.33)%[b]	2.64%[b]	(1.12)%[b]	66%
11.19	24.17	4,650	2.35[b]	(0.86)[b]	3.14[b]	(1.65)[b]	66
11.13	24.16	1,648	2.35[b]	(0.86)[b]	3.14[b]	(1.65)[b]	66
12.14	24.94	14,111	1.20[b]	0.29[b]	1.99[b]	(0.50)[b]	66
9.37	8.20	35,070	1.89	0.87	3.34	(0.58)	224
9.04	7.62	3,185	2.39	0.32	3.84	(1.13)	224
9.00	7.53	1,215	2.39	0.38	3.84	(1.07)	224
9.82	9.35	3,161	1.24	2.65	2.69	1.20	224
8.65	7.18	29,635	1.87	0.70	3.17	(0.60)	161
8.39	6.73	3,101	2.37	0.17	3.67	(1.13)	161
8.37	6.62	1,055	2.37	0.23	3.67	(1.07)	161
8.97	7.80	4,068	1.22	1.35	2.52	0.05	161
8.07	(27.53)	33,854	1.85	0.41	2.57	(0.31)	314
7.87	(27.80)	3,645	2.35	(0.04)	3.07	(0.76)	314
7.85	(27.78)	1,010	2.35	(0.07)	3.07	(0.79)	314
8.32	(26.93)	3,055	1.20	1.41	1.92	0.69	314
11.16	0.72	86,458	1.85	(0.39)	2.30	(0.84)	207
10.91	0.18	6,849	2.35	(0.91)	2.80	(1.36)	207
10.88	0.18	2,265	2.35	(0.91)	2.80	(1.36)	207
11.41	1.42	5,236	1.20	0.12	1.65	(0.33)	207
11.07	42.11	84,269	1.85[b]	(0.38)[b]	2.27[b]	(0.80)[b]	97
10.88	41.67	7,258	2.35[b]	(0.90)[b]	2.77[b]	(1.32)[b]	97
10.85	41.28	2,281	2.35[b]	(0.89)[b]	2.77[b]	(1.31)[b]	97
11.24	42.61	12,363	1.20[b]	(0.14)[b]	1.62[b]	(0.28)[b]	97
7.79	(7.04)	59,940	1.93	0.63	2.48	0.08	106
7.68	(7.58)	4,190	2.45	0.10	2.97	(0.42)	106
7.68	(7.36)	999	2.45	0.10	2.97	(0.42)	106
7.91	(6.28)	4,200	1.16	1.10	1.68	0.58	106

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Goldman Sachs Funds

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Today, **Goldman Sachs Asset Management, L.P.** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $375.7 billion in assets under management as of December 31, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

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[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

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The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

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This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Please consider a fund's objectives, risks, and charges and expenses, and read the Prospectus carefully before investing.

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Stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The Fund's investment in Japanese securities will be particularly subject to the risks of adverse social, political and economic events which occur in Japan or affect Japanese markets.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, the Funds may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

Concentration of the Funds' assets in one or a few countries (or a particular geographic area) and currencies will subject a fund to greater risks than if a Funds' assets were not geographically concentrated.

The Funds may participate in the Initial Public Offering (IPO) market, and a portion of the Funds' returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to a Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Funds' investment in IPOs on its total returns may not be as significant.

Goldman, Sachs & Co. is the distributor of the Funds.

 Date of first use: April 29, 2004 / 04-519 INTLSAR / 33.8K / 04-04

ITEM 2.   CODE OF ETHICS.

       (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics").

       (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

       (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

       The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

       Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

       Not applicable.

ITEM 6.   SCHEDULE OF INVESTMENTS

       Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

       Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

       Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

       There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 10.   CONTROLS AND PROCEDURES.

       (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

       (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

     (a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers is incorporated by reference to Exhibit 11(a)(1) of the registrant's Form N-CSR filed on March 8, 2004 for its Real Estate Securities Fund (Accession Number 0000950123 04-002984)

     (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith

            Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: May 3, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: May 3, 2004

/s/ John M. Perlowski
_____

By: John M. Perlowski
Chief Financial Officer of
Goldman Sachs Trust

Date: May 3, 2004